Filed by Brocade Communications Systems, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Foundry Networks, Inc.
Commission File: 000-26689
Brocade Communications Systems, Inc.
Transcript of Conference Call at 11:30 A.M. (Eastern Time) on September 17, 2008
CORPORATE PARTICIPANTS
Alex Lenke
Brocade Communications Systems, Inc — IR
Mike Klayko
Brocade Communications Systems, Inc — CEO
TJ Grewal
Brocade Communications Systems, Inc — VIP, Business Development
Tom Buiocchi
Brocade Communications Systems, Inc. — VP, Marketing
Richard Deranleau
Brocade Communications Systems Inc. — CFO
CONFERENCE CALL PARTICIPANTS
Aaron Rakers
Wachovia — Analyst
Doug Whitman
Whitman Capital — Analyst
Kaushik Roy
Pacific Growth — Analyst
Min Park
Goldman Sachs — Analyst
Glenn Hanus
Needham — Analyst
Derek Queen
Old Lane — Analyst
Sam Wilson
JMP Securities — Analyst
Alan Weckel
Dell’Oro Group — Analyst

Unni Narayanan
Primary Global Research — Analyst
Jayson Noland
Robert W. Baird & Company, Inc. — Analyst
Mark Moskowitz
JP Morgan Securities — Analyst
PRESENTATION

Alex Lenke - Brocade Communications Systems, Inc — IR
Welcome to our Brocade Analyst Day. First of all, we’re very happy you could attend today, especially given the tumultuous times. I want to quick run through our agenda. I’m going to do a two-minute intro here and talk about disclaimers. We’re going to start with our CEO, Mike Klayko, who’s going to give you a state of the union and talk a bit about the Foundry acquisition and why think it makes so much sense.
We’ll follow by TJ who’s going to talk — go into more detail since he was intimately involved in that. We’ll follow up with Tom who’s going to give you a lot of market research around Foundry and what people and customers thought about the company, some very good things. We’ll have a quick break. Richard’s going to go through the numbers, talk about the revenue synergies and our assumptions and lay out our 2009 and ‘10 model.
We’ll have a Q&A and then there’ll be lunch provided next door. So, it should be a great day. A quick cautionary statement, if you have any questions about risk factors, please refer to our 10-K for the year ending October 27, the 10-Q for the last quarter was July 26 or our S-4 registration, which was filed August 26.
And with that, I’m going to introduce Mike.

Mike Klayko - Brocade Communications Systems, Inc — CEO
Thanks, Alex. Tumultuous times, haven’t heard that one yet. I’m not exactly sure I’d call it that, I’m not sure what to call it right now, the times we’re living in, but it surely is interesting, I’ll tell you that. It’s interesting also from the standpoint of the number of customers that continue to come to us in these tumultuous times and ask us for our assistance and help. And we’re going to go through that today.
This is what I want to talk about first, break it down into three areas. First and foremost, let’s talk about Brocade, the core business at Brocade. The second thing we’ll talk about is the Foundry acquisition. We’ve got a lot of input. Everybody wants to understand what does it mean. How are we going to integrate it? How are we going to grow the business? What was our thought process and so forth?
So, we got a pretty good size piece of the agenda dedicated to talking about this topic. And then also, what are we going to do beyond that, what does it mean for the Company and what does it look like for not only the rest of the year but ‘09 and ‘10. And so, we’re going to give you what we believe the ‘09 as well as the 2010 plan looks like.
But first off, the core business. Regardless of what’s going on right now in the financial world, our fundamentals haven’t changed. Data hasn’t stopped growing just because there’s a lot of tumultuous times right now in the financial industry. Data continues to grow. All the other industries continue to grow there also. The growth drivers continue to remain in tact.
So, from the Brocade business it is still execute on the strategy that we’ve been communicating over the last three or four years. The Foundry acquisition gives us an entirely new unique aspect in competitiveness in a marketplace that customers have been asking us to, frankly, provide products and services in this space. And so, it’s going to give us a lot of momentum in 2009, ‘10 and well beyond that.
And then finally, questions. We’ve been answering a lot of questions in meetings we’ve been having with investors and analysts and so forth. And so, we’re going to spend — the management team’s going to come up at the end and we’re going to stay as long as you want, as we have in the past, to answer all your questions.

And so in fact, one of the things we did, as you’re preparing your questions and you’re thinking through those, we’ve already anticipated some. Because we went out and we polled many of you and we said, what are you really interested, because we want to prepare the content of today to match what you’re really interested. And so, as you can see in your handouts here and on the webcast, we’ve got the top 10 and so, we’re going to address these at the end.
So rest assured, these will get answered today. And then, you can start thinking of other questions that you may have that you want to go ahead and ask that maybe aren’t here. So, here are the top 10 that we’ve got, some of them directly from — word for word from you, some have been paraphrased and grouped together. But this is the first group of questions and you can see the second group, I call it basically the top 10 that we’re going to go ahead and address. So, those will get answered today. We’re going to kind of put them off at the end, so you’ll get a lot of data to come back. And then, we’ll answer any other questions you may have.
So, the core business we have. There are three things that we look at, the customer drivers, the technology and the economic drivers. Let me start at the bottom and go up, the economic drivers right now. I’ve had an opportunity to talk to literally hundreds of customers all the time, in our briefing centers, at events that we have as well as one on one. Everybody’s focused on cost.
The bottom line is we’ve got data growing at an unbelievable rate, 50% to 100% in many instances of the accounts. You don’t have budgets growing that fast. You have network traffic growing and folks are saying, what do I do? Everybody’s trying to figure out the cost equation.
In the good times, products were bought. Now, what they’re really doing is people are doing assessments and architectural implementations and saying, what do I actually have to do to go ahead and drive cost out of the system to manage the data growth. And so, cost is probably one of the top — has always been in the top five, it’s moved up the stack right now. And so, cost is incredibly important. You have to have a very clear value proposition and you have to be able to articulate to the customer on why you can take cost out of his environment. And so, we do that, I think, very, very well.
The technology drivers, I’m going to focus only on one. There’s a lot of technology drivers right now that are actually driving product demand for us and one is virtualization. We talk about virtualization, you hear about it all the time, VMware’s got a conference going on, you see lots of announcements around that. A lot of other people in this space, Microsoft, a whole bunch of other people around virtualization. It’s just better utilization of current assets as well as taking cost out. You’re eliminating some complexity, you’re taking cost out of the system again.
But yet, we’re still — it’s really early stages still. We’ve been talking about virtualization for many, many years but we’re still at the early stages, single-digit implementations and so forth. Even if you double that over the next few years, you can see there’s still a lot of expansion available. And the best way to take advantage of virtualization is to share a storage environment. Again, plays right into what we do very, very well.
And then customer drivers, all the regulations that exist in the world. As you know, we’ve mentioned once before there are some 8,000 laws in the world, 8,000 laws around protection, management and sharing of information. Every time we add a new compliance law, it increases the need for information. Every time people add new security requirements, a new data center, on and on and on, data continues to grow.
And [need for bytes] is created. It creates images, it moves instead of just small frames of packet, it moves millions and millions of packets of information. You’ve got to store it somewhere. And so, lots of data is being created, it’s not stopping. In fact, it’s actually accelerating. And so, those three drivers right now actually gives us even greater confidence that our core business is in tact and the strategy we have there is spot on.
So as I mentioned before, we’re going to continue to execute against the strategy that we have. So, this is around execution. I think we do a very good job in the execution area and we’re going to continue to execute against the strategy. There is no change in that space.
We also focus on — I think the reason I get asked why we win and from an innovation standpoint that’s a very, very important element. In the past, we’ve told you we have an innovation metric we use in the Company. We want 60% to 80% of our revenue to come from products introduced in the last six quarters. That’s kind of a metric that we use. That’s how we stay ahead of everybody in the marketplace and how we stay fresh.
And the reason that’s so critical is that at any one point in time, about two thirds of our customers are going through some type of consolidation or re-architecture. So, it’s not a start at the beginning of the year and end at the end of the year, it’s any point in time somebody’s going through that. So, you have to have the freshest product line in the market. And so, we believe that innovation is one way to stay ahead of our competitors in this industry.

The roadmap we have is very aggressive, we want to stay one or one plus generation ahead of anyone else in bringing products to the market, again, our differentiation. And we really do understand how this technology is evolving into this new data center. This new data center implementation, you can call it a lot of different things, people are trying to figure out how to architect a data center for all the growth going on with the budgets that aren’t growing as fast as the data and the network traffic is growing.
So, those are the four areas around our core business. And if you take a look at the strategy we have and just look at the data center, we really do like to participate inside the data center. It’s the most complex area of most enterprises in terms of all the different connectivity options, as well as the core business functions that exist inside the data center. We don’t particularly like going to the home markets and so forth, we like the complex areas of the marketplace.
And if you actually look at the multiple networks that exist inside the data center, there’s a server network, there’s a storage network, there’s a server-to-storage network, there are a variety of different networks. And we believe that the applications and the data are really going to go ahead and dictate what type of network you need to put in place.
It’s not going to all be Fiber Channel or all Ethernet or iSCSI or FCOE. The application will say what it’s going to go ahead and be and you have to make sure that you provide those technologies to meet the application and the data needs. That’s what our belief is and that’s how we’re developing our strategy and our product set.
So, there’s going to be multiple fabrics and protocols and so forth. The end user shouldn’t care. What they should really care about is how does this application from this person, to that data, work? And what’s the most optimal way, at the lowest cost to go in and provide that service? That’s what we actually focus on. So, we look at the whole data center in its entirety.
We’re [faster going to be] intelligent at a variety of different levels, not just in the network which we participate in, but at the storage as well as the server environment. How you orchestrate these together and let those work together is going to be a key differentiator.
In fact, our model is an enablement strategy with our partners because our partners, the IBMs, EMCs, HPs and all the other OEM partners, the 23 different partners we have, as well as many of the different software partners we have, have very different strategies. And what we’re doing is enabling their strategy to be executed within the environment of the customers they participate in.
So, it’s not just one size fits all, it’s we’re going to really have an enablement strategy for their technologies to go ahead and be the optimum performer. So, a very different view, because at any one point in time a customer may like 80% of a product from one vendor and 20% from another but yet want to take advantage of some of those features, we’ll enable those to work together.
And then finally, around investment protection, this is not a rip-and-replace world, especially in the data center. This is an implement and grow world. And so, that’s what we do very, very well is we allow not only current technologies but N-1 and N-2 technologies to go ahead and co-exist, so you can get the maximum return from investment. Customers like that. They like the investment protection story, so we’re going to continue down that strategy.
A little bit about the segments, as you know we mentioned in the past we have different segments. The DCI segment is our core segment, our SAN business. We’re heading into our seasonally strongest quarters, Q4/Q1 is our strongest quarters. Product leadership, we have — our DCX line is actually, in terms of the percentage of our direct request, is actually ahead of where we thought it was going to be. The take up rate in our DCX product line is actually ahead.
At this point in time — at one point I think we told you, and if I get this wrong Richard will correct me, I think it was going to be eight quarters for full adoption and we’re actually way ahead of that at this point in time. I think we’re about 30% of our director products right now are already DCX product lines. And so, the take up on the product line is exceeding our own internal expectations.
So, we continue to go ahead and provide leadership products. A lot of talk in the industry around FCoE and conversion enhanced Ethernet and so forth, and we have those capabilities. But yet, again, having the technical capabilities and having the application to be ready to take advantage of those, they’re a little out of sync. So, we have the product, but when the market and the application is ready, we could actually bring those products to market.
Server connectivity, the second segment we have right now is going very well, again, exceeding some of our own internal targets. And so, we have the Bladed products that go in the Bladed server product lines are doing very well. And then frankly, the HBAs, many of you get a lot of questions around host bus adapters. We’re right within the plan where we said we were going to be. Internally, we communicated that out that we would have a major Tier 1 OEM quall this year. We’ve actually had a couple of people in industries that actually have said that we won’t get qualled (qualified), frankly, and they’re willing to bet their house. Now, I said I’d take that bet. These will be qualled (qualified) by the end of the year by our partners.
In the services space, it’s interesting, as customers are deploying technology, one of the things that’s happening is you’ll see is they’re waiting until very end when they need the technology. And once they need the technology, they want it implemented immediately. And so, there’s no longer the staggering affect, which is actually having a positive affect on our services business, because many times they don’t have the people available to implement the technology.
And once they make a purchase, what they don’t want to do is have it sit on the floor. They want to implement it. And because of that, we’re actually getting a benefit in our services growth because we have that skill set to help deploy that investment base made in that outfit.
And finally around file management, we have a brand new product in the offering about a file management engine. It’s still in the, I’ll call it the early stages and the trials, and the customers really like the product. Again, it’s not material to us yet, but we just want to report that is going and meeting the expectations that our customers have asked for.
Okay, I’m going to take a breath. That’s a little bit about the Brocade product line. Now, I’m going to switch a little bit to Foundry and the acquisition. We announced this on July 21st, as many of you are aware. There are tremendous advantages to the customer base that we’re getting — not only did we anticipate, and you’re going to hear a lot from the market research that we did but also how this fits within our strategy.
But the customers that I’ve talked to, the employees that I’ve talked to are very, very excited about this because of where it fits in the long-term strategy, and you’ll see that later. The Foundry acquisition right now, we expect to be accretive in ‘09 and you’ll get the financial details from Richard, as well as — we expect this deal to close in Q4 ‘08, even with all the issues that you see in the marketplace.
When you look at the data center, again we’ll go into a lot of detail here. But the picture goes inside of the data center with all the various networks around fabric and so forth. And outside, there’s Service Provider Networks and Enterprise and Public Internet and Home Networks and so forth. But you look at what some of the drivers are going on, you’ve got data traffic growing — these are industry numbers, 43% compound. And you’ve got — I should say IP traffic, data growing at about 61% compounded. You’ve got customers right now that want things to be perfect, reliable, installed, exceed expectations and so forth.
You’ve got virtualization, you have different definitions of convergence. Convergence to many people means one box says it all, other people mean one management system that you can then manage multiple things says it all and so forth. Convergence in my mind means help me eliminate some of the cost and complexity in my environment. And there are a lot of technologies and standards that are evolving and so, you can’t just do it the old way, you have to go ahead and be able to adopt the new requirements and the new data center and so forth.
So, when you look at the combined companies and where they fit, if you actually take a look at it, we’re not going to participate in the Home Marketplace because that element of complexity is not existing for us where we actually can add significant value add with our services and some of our high-end product sets.
But we have a very strong position in the data center. In fact, probably in the Global 2000, we’re in well over 90% of the core data centers around the world. And then, you start adding in the Layer 4 through 7 and some of the Ethernet implementations in the data center. And then, you go outside all the way in to the Public Networks and so forth.
So, we have a product portfolio that takes you from the Internet all the way in to your data center. So very, very compelling offering that our customers have actually asked for. And it’s a nice story because what we’re going to do is maintain some of the investments that they’ve already made, as well as make them more valuable.
So, the feedback I’ve gotten so far, because it’s one of the questions I get asked a lot, is what are your customers saying? What have your partners said right now, as well as Foundry employees and the Brocade employees. And I will tell you, I’ve talked to well over 100 customers personally at this point in time, one on one. To a customer, I have not had a negative reaction, which is incredibly positive from that standpoint.
I’ve talked to every OEM partner and explained the strategy, what we’re doing, why we’re doing it. I don’t have any visceral reactions from our partners, in fact, no visceral reactions from the partners. And so, very positive again. I’ve met with the Foundry employees and explained what we’re doing and why we’re doing it.

This is not around cost synergies, this is around growing revenue and going after new opportunities. And so, we talk about all the new opportunities that are going to be available and not only do we want them, but we want them to bring their best friend to the company and so forth. It’s incredibly positive again.
And then, we talked to our employees and it’s continuing down the strategy that we laid out three plus years ago. And it’s just one more element of that strategy and so they’re very excited. So, the four constituents are very excited. Obviously, the analysts and the investors and so forth, you’re going to be interested in the financials and so forth and what we’re going to go ahead and be doing. But from a strategy standpoint, the feedback we have right now is overwhelmingly positive. So, it’s very, very well accepted.
So for the balance of the day, I was just going to go very, very fast on Brocade and Foundry. For the balance of the day, we’re going to go a little deeper now in Foundry. And so TJ, who is our Vice President of Corporate Development, is going to talk a little bit about why, why now, why’d we do Foundry, what was the thought process, how does it fit in the strategy. So, we’ll go pretty deep into that.
Tom’s going to go through some research in a little bit of a different manner, and if you guys have read ahead, you’ve probably seen it. But the research is actually pre, at and then post when we had the Foundry discussions. So, we’ve got three different views to either what did we think, did it get validated and now what do customers really think. And so, three different independent views and you’ll get a chance to take a look at that. And then, Richard will play out what the financials look like. And not only — we’re going to give you two years forward, not only ‘08 and ‘09, but ‘10.
So with that, we’re going to have TJ come up and he’s going to probably hang on to the podium right now. Do you need a hand here? Okay, with that I’ll turn it over to TJ and I’ll be back at the end with Q&A.

TJ Grewal - Brocade Communications Systems, Inc — VIP, Business Development
Thanks, everyone. [Kim] didn’t want me walking around, so [had to ask him] for crutches. So, I’m going to cover a couple of things here, but this is the general structure of what I wanted to make sure everybody understood, right. We’ll talk a little bit about what led us down this path, because it was a very well thought out event, right and it goes back a number of years. We’ll talk about why Foundry and then where does this leave us from a strategy and footprint standpoint.
If there’s four things you walk away from from my presentation, then these are the four things I want to make sure that you all understand, which is first off, this is part of our ongoing strategy, right. We’re focused on growth and diversification. We’re going to do it organically as well as inorganically. You’ve seen a mixture of different things that we’ve done in the past and so, this is part of the game plan.
We see — as Mike said, we focus on the data centers and we see a lot of change happening there. And we believe that a lot of that change is actually playing to Foundry as well as Brocade strengths, right? And so, I’m going to go into a little bit of the technology reasons for that statement and that’ll make it a little bit clearer.
As a result of this transaction, we see a lot of opportunity to expand our relevance to our existing customer base, right. And expanding relevance, which means expanding product sales into additional areas and really just being a more important vendor to our customers, which are large enterprises, and therefore we strengthen our seat at the table.
And then, with the addition of Foundry, we strongly believe we’ve positioned ourselves as a must evaluate technology. So, there’s a lot of talk about, well, this is a much bigger role than this is, now you’ve entered a world in which our competitor, whom we’ve had for a number of years and we’ve beaten them back in the storage world, is now the big dog to take on in the Ethernet space. Well, they need a challenger. And what we’ve heard a lot from our customers where they’re looking for a challenger, they’re looking for an alternative. And so, we believe we can play into that and now we have the full [office space] to do that.
So, let me talk a little bit about what took us down this path. This is a picture that everybody in the room who is familiar with Brocade and has attended past events will be familiar with, right. This is the playbook that we put in place, I’m not going to go into detail into each of these individual six chapters here.
But when we do look at where are we thinking about from a growth perspective, we look at it from a number of different dimensions in terms of products which are close to home versus products or segments which are far from home, does it make sense and then how do we do it build versus buy. And the little starbursts here just show you the recent transactions that we’ve done over the last few years and where they will fit within that portfolio.
So, going back to strategy; Mike said that this is something that we had planned for quite a while. Let me step back and finally go back to 2006. We had made three kind of core decisions there then about where is Brocade going. The first was the McDATA acquisition. And really, that was about securing the footprint. We were already penetrating into the McDATA footprint, but it was going to follow its natural speed and time in order to get that done.
We believed that we had an opportunity to secure that even strong from an M&A perspective. And we were then able to take that asset which wasn’t performing very well, bring it in-house and we returned to our operating model relatively quickly. And if you follow the market shares in our core market, you’ve seen our market share position grow since then.
The second part was we saw some of these technological changes happening at the enterprise and we realized that what we needed to do is have a presence on the edge of the server. And in our world, that meant the HBAs. And it wasn’t necessarily that we wanted to become an HBA player, it’s really from a strategic standpoint we needed to gain footprint on the edge of the server so the network can become application aware, right.
And once the network can become application aware, then there’s greater value that you can provide from a switching perspective and from a routing perspective. And that’s really the primary driver of why we’re in that business. And Mike mentioned the success that we’re having there already and things to come later this year.
And then the last piece is we looked at wire speeds and we looked at where 10 gigs was coming and what the adoption rate of it would be. And 10 gig Ethernet, Ethernet legacy that really is not a challenger from a storage connect perspective, so we did in 2006 is decide to invest in our own efforts around what I’ll call as [Lossless] Ethernet.
And I’ll explain a little bit more on the next couple of charts what I mean by Lossless, but the point was we recognized that this change could be coming. And so back in 2006, we decided to take a team, put them aside and we started to develop our own ASICs around Lossless Ethernet connectivity, and then also get very involved from a standards perspective to help shape how that market would evolve.
At the same time, we focused on a couple of other things as well. So first off was, from my perspective, we always hear look, we need to be in bigger and faster growing markets. With the McDATA transaction, we have basically secured our position within the storage connect world and it’s a great business and it’s growing. And it’s going to continue to keep growing because of the physics of data growth.
But we weren’t satisfied with growth that was going to be in the low teens, right, from a market share perspective. And so, we’re always looking for areas where we can find more growth that fits, that are economically reasonable, right, to go after. So, it’s not growth at all cost, it’s growth within the right model.
The second point was really we were starting to hear customers talk about this concept of convergence. And I almost want to put convergence in quotes because convergence does not necessarily mean physical infrastructure all becomes one. Actually, that model is quite problematic for a number of different reasons, because customers aren’t ready to really take on that type of a risk profile from an infrastructure standpoint.
But convergence does mean that they start to become interested with how can we leverage infrastructure more, how can we have services that flow more seamlessly from the storage network, across the enterprise server-to-server connect network down to a user desktop, et cetera, or from one data center to another data center. And admittedly, these were the leading-edge customers who were starting to do this, but we do spend a lot of time with end users, do customer counsel forms as well as they visit our sites, and this dialog was starting to happen. So, we paid very closed attention to that.
And then at the same time, part of that dialog at the customer site was kind of enabled by what was happening from a technology standpoint. And I kind of look at the VMware situation as the bit that turned on with CIOs and data center operators, which was once they learned that they could get more leverage out of their server infrastructure, they started to welcome a discussion which was, well, what else can I do in my data center?
And so, there is a little bit of a refreshing kind of re-look at what data centers need to be. Part of that is the whole VMware experiment, part of that is an issue with power and heat where people are running out of capacity within the four walls that they already have. And they recognize that the future needs to look different than what it looks like today. But how do I get to the future without introducing risk? How do I get to the future by maintaining investment protection and things like that? Because this is not a step that customers want to take, which is a Greenfield type of a step.

This is a chart I like. It’s not particularly the prettiest chart you’ll see in the deck, but I like it because of the numbers, right. When we start to look outside and we look at other markets that we ought to be in, on the far left hand side, you see the relative size of the SAN market, which is rough and tough about $2 billion, which is kind of OEM revenue measurement, and growing kind of in the low teens kind of range, right.
But if you look at the general Ethernet switching market, the GigE and the 10 gig switching market are larger than the markets we’re in, the GigE market is substantially larger than we’re in, and representing as good or better growth than the markets that we’re in. And so, we — this is obviously a thing we want to dig into a little bit deeper. So, we see this as an opportunity of effectively, with the Foundry transaction, we’re effectively changing our TAM by order of magnitude.
So, let me talk a little bit about technology because I want to make sure that we clarify a few things. Because there are a lot of misperceptions or a lot of loose, in fact, talk about technologies when it comes to the investor community. So, there’s Ethernet, and I’ll call Ethernet a mature technology, right, it’s been around for decades. Everyone calls it Ethernet. It’s about a $20 billion TAM in Layer 2/3 switching in the 1 gig and the 10 gig market. And it’s going to continued to be bought for a long, long time, right. But it is a Lossy (loses packets) network. That’s it’s advantage. When networks weren’t very resilient, you needed a Lossy protocol in order to have communications take place.
However, because of that fact, it’s not a very good network to use for storage purposes, especially high-end storage and high-end application server-to-storage connect. iSCSI plays a little bit in this world, but this is where iSCSI never really penetrates the core data center because you need that certainty, that deterministic capability between the server and the storage to run applications real time. That’s why Fibre Channel was invented, right.
So, mature technology, right, we helped invent it, about $2 billion TAM. Every Global 2000 enterprise has it in their data center. There is not a data center that does not have Fibre Channel in it. And that’s just because, when you’re running core applications and you’re trying to get leverage out of your server farm and your storage farm, you need to share that across the network. That network has to be a Fibre Channel network because you can’t get that performance on any other protocol. And it’s deterministic. That’s why Fibre Channel took off.
Then on the far right, we have this concept of a Lossless Ethernet. And I — the reason why I want to take a second on this is it’s got the word Ethernet in it. But the far right side of this page does not equal — equal the far left side of this page, right. Let me explain why.
This is emerging technology, right. You can’t buy products in that market today. There’s a whole bunch of demos and things like that that are happening, but you can’t buy products that are in that world today. There’s multiple names for it to make it even more confusing, right. There’s Converged Enhanced Ethernet, that’s Lossless Ethernet. There’s what one of our competitors calls Data Center Ethernet, DCE, right. If this Lossless Ethernet is carrying Fibre Channels frames across it, then it’s called Fibre Channel over Ethernet.
And so, I want to make sure that people understand that this Ethernet is a new world, right. I also want to make sure people understand is the attributes of Lossless Ethernet are very, very similar to the attributes of Fibre Channel, right. This is going back to that point I made earlier where we feel confident that the technology path is playing more to legacy Brocade characteristics.
The elements that we had to invent to make Fibre Channel deterministic are the same elements that make Ethernet Lossless, right. So, that’s why we had a lot of confidence in building our own ASICs in this world and building our own suite of products to serve a Lossless Ethernet world. So as I said, we feel very well covered on the right hand side of this page.
And if we had a strong networking asset, we would feel very well covered across this landscape, right, of technologies. And that was really part of the driver of why we’ve been thinking about the demo Ethernet network, right. It’s about being more relevant and having breadth of product for those large enterprise customers.
So, now I’m going to a little bit about customers. When a customer says next-gen data center, they don’t boil that down to just mean next-gen network, right. A data center has many different assets in it and they actually spend more dollars on assets other than the network than they spend on the network itself. So, this showing up as a next-gen network is not going to create a next-gen data center, right. You need collaboration from a server perspective, you need collaboration from a storage perspective.
Those folks happen to be our partners, right. So, going back to what Mike was saying earlier, we have built a strong base and history of working with our partners and then working with them to help them deliver their particular positioning on what a next-gen network is, right. Each one of our partners has a slightly different, right, definition of what a next-gen data center looks like. And honestly, they have more input over what that next-gen data center looks like than a tremendously large networking vendor who happens to also be in San Jose, right.

End customers, they want evolution. As I said before, right, they’re not ready for revolution. They’re not ready to move to an entirely new model, move to an entirely new infrastructure and believe that it’s going to work. What they want to do is they want to take existing infrastructure and be lead down a path which leads them to a new model. But they want to go down that path in a very risk-managed way, right. It’s about risk first, it’s about cost second, right? That’s just how enterprise data centers are operated.
And the last piece is, going back to the comment I made earlier about what is convergence, what customers want first is convergence from a management perspective, not convergence from a physical infrastructure perspective, right. Because physical infrastructure convergence equals rip-and-replace. And customers don’t rip-and-replace, right. They’re not going to take a server farm that they’ve been investing in and now propose to rip that out and invest in a new server farm, right, because it provides them some additional service, they want to leverage that investment over. The easiest way to do that is from a software perspective.
So why? As I said before, it gets us into a much larger market, right. It kind of bolsters our footprint, right. We’ve been talking about where data centers are going. When we did our re-branding effort a number of years ago, we learned that customers recognize the Brocade brand. Whether the product says EMC or IBM or HP on it, right, they value the fact that Brocade-badged people come in and help them think about what their architecture is going to look like. So, we recognized that we had a privilege, right, to help influence what that was going to look like. With this transaction, we feel like we have a broader portfolio of goods to deliver to them, right.
And all of this is consistent with our strategy that we have had from a Company perspective, right. We’re still focused on data center, that’s where the most complex problems sit, that’s where the best business model segments sit as well. But we’re agnostic to protocol, we’re agnostic to technology, right. Our point is focus on what the end users are trying to achieve and we’ll build the right piece behind that.
We believe now we have a lot more ability to drive this next-gen data center conversation with our partners, right, and with our partners at end users and at end users by ourselves, right. It now opens up additional opportunities which we could pursue, right, whether those are also within the same data center or whether they are adjacent to that data center, right. And we’re still going to use a mixture of organic efforts, so the HBA build, right, that’s — we built it up from scratch internally, or we’ll use inorganic efforts to do things as well.
So, why Foundry? So, this is not a market-sized picture per se, but this is kind of the Layer 2/3 or the general networking world. And we really focused in on Layer 2/3 switching, it was closest to home to where we sit in our — where we’re relevant from a data center perspective. And the big red circle is kind of where we started our analysis of who we wanted to look at and then we looked at the circles that are within that as well, right.
We began this process over a year ago, so we started in August of 2007. Internally, it was a typical build versus buy approach, right. We had separate teams working on different aspects of this to map out where we could get to. We considered all the players of all sizes.
So, going back to that chart I had earlier, and there were even some names that aren’t in that chart because they are really small start ups that are trying to get off the ground, we looked at looking at small private companies because they might have a strong technology base, we looked at obviously Foundry, we looked at other of their competitors as well as we went through this process. So, it was pretty intense and comprehensive.
The criteria we have is pretty straightforward. We need to make sure that the asset has the right intellectual property, right, they’ve got the right people and the expertise. They’ve got a track record of building strong products, right, it’s not spiky, so it’s not they have a great product one year and then they do nothing for two years. They’re relevant from a go-to-market standpoint.
And that — from an economic standpoint, I know depending on the size of the transaction, but as the size of the transaction was larger in terms of the different assets we looked at, we knew that we had to consider what the economic model looked like and how quickly we’d get to accretion and how quickly we’d get back to the model that we want to have for the company.
So, why Foundry? So, clear product leadership around Layer 2/Layer 3. If you talk to customers who buy Foundry gear, they will say that they are their technology innovator in that space right. And that’s really where they’ve carved out their niche. It’s been consistent, it hasn’t been spiky. They’ve had consistent success on product on product in terms of market penetration.
The scale of business is very interesting but I think what’s more interesting is they’ve been growing, right. And they’ve been doing that because of the product leadership that they’ve been able to establish and really demonstrate that with customers. They have a fantastic operating model. Some of the operating metrics were actually better than Brocade’s operating metrics, so that made things easier.

And from a cultural perspective, the two companies actually were founded at about the same time and we’re very close to one another physically. And the culture inside the buildings is very similar, right. It’s a very product and technology driven organization. Here in San Jose, everybody talks about technology and products first and then everything else sort of follows from there. And so from that standpoint, it made that part of this transaction easier.
But it also came with a couple of other extra things which we weren’t necessarily looking for when we were doing diligence. But they came along with this asset and we’re very happy that they’re there. First is additional business diversity. The service provider segment, Foundry’s been able to demonstrate growth in that market and build products that are relevant there. That’s fantastic and we want to leverage that.
And at the same time, there’s a lot of synergy opportunities that are just kind of the fit between the relative areas of strength that Brocade has versus the relative areas of strength that Foundry has. And so, on this chart we’re just high level. There are a number of different aspects where we see growth opportunities from the resulting company, right.
And it comes down to a couple of things which is we have certain relationships, Brocade, with OEM partners. And those OEM partners are relevant in the sale and consumption of Ethernet switching gear, right. We are absolutely looking at the opportunity there in terms of how much that could grow above and beyond even what the Foundry plan was for next year and beyond.
Foundry has a very strong Federal presence. Brocade is reasonably strong in Federal, but we always felt like we could be doing more in that segment. And Foundry has invested in that segment for many, many years and so, we wanted to take advantage of that.
From a geographic standpoint, it’s sort of — we were both kind of lopsided to some degree. Together, we’re more balanced and we have a lot more geographic opportunities from a balancing standpoint. And then, number four here is major accounts. As we said before, every Global 2000 customer has Fibre Channel, we’ve got 80% of the installed base around Fibre Channel ports. That means we’re effectively in all of those, we have a relationship there. We have an opportunity to introduce Foundry into those accounts. And Foundry has been in some of those accounts and they’ve gone through those bake off tests and it’s a very technically strong product, right.
So, where does this leave us now? So, this is the part of the announcement material that we have, but you’re taking two leaders in separate yet adjacent spaces, so it would not be uncommon to walk into a data center and see both of our brand names on infrastructure that’s sitting there, right. And that’s because we win because both companies have focused on product innovation and kind of lead the charge on products and win customers that way versus try to win customers from the marketing perspective. We’re very strong in terms of being in the market at the right time with current products.
Technology bases are covered, right, so same chart as before, but as a result, right, we’re covering all three bets here. If you look at us side-by-side and then combined, we’ve already talked about larger accounts, we’ve talked about having a broader technology footprint.
From a customer footprint standpoint, even though customers are still — they buy storage separately, they buy Ether net separately, that’s not going to necessarily change in the future and we’re not going to force the change upon people. We’re still going to have focused businesses that are focused on individual markets, but from a brand perspective we are more relevant to large buyers today than we were even a few months ago, but we were very relevant even then from a storage perspective.
We have strong strength in a number of different verticals and you’ll see the word Financial there, all I can tell you is even amongst all of this tumultuous events that are taking place, many of those are our customers and we’ve seen even the results of some transactions that have happened earlier this year and it’s led to more infrastructure investment because you can’t do integration unless you’re driving to the next level of leverage on physical assets and that usually means you’re investing in networking infrastructure to help you get there. And from a channels and geography standpoint, it’s a nice step between the two companies.
From a strategic standpoint, where does this position us? So, from a — if you break the world, as the diagram sort of depicts as the two sides of the server, there’s only one other vendor who can play both sides of the server now, right. And we feel by doing this transaction that we can be that challenger because you can’t talk next-generation data center without addressing the problem of how you’re going to connect to storage. And connecting to storage is not a simple fact of just connecting to another server.
The types of services, the types of software, the type of management that you need on those cables that go between the server to the storage are the types of problem that none of those vendors on the bottom left-hand, right box here, have any concept of how to solve, right. It’s just not what they’ve done in the past, they won’t be able to learn it quickly, right.

And so from that standpoint we feel very strong from a positioning standpoint, but we feel even more confident given the very top of that picture which is those players at the top, those are the ones that we have long standing relationships with and we’ve built a history of working with them on their individual and respective strategies and we don’t compete with them, right. We heard some announcements regarding one — our competitor this week, there’s also rumors about markets that they’re going to be getting into next year which are competitive to the players up top and we think that that helps play to our positioning as well.
So in closing, these are the same four points that I started off with, but I think — I want to make sure that everybody understands, from a management perspective, we really spend time and effort to think about growth and diversification, right and we are focused on the data center, so we’re not going to go off and do random things, from that standpoint. But we really look for opportunities where we can deliver similar types of value that fit within the economic model and is relevant to the customer and plays on our competitive advantages, right, which is technology, right, that’s at the heart of what it is that both we do and Foundry does and as a result what the new company does.
And as I said before, I think this positions us quite uniquely in the market. We’ve seen a lot of interest from end customers that they’re looking for an alternative and one thing you can always rely on a customer to do is in any transaction that they’re considering, they’re going to look at two vendors. It’s just part of the process.
So you might argue that, well, Brocade doesn’t quite have the go-to-market scale that a Cisco has, but I’ll argue back saying end-customers, if they believe that there is a brand which they need to look at, they will pull you in. And so, the right technology footprint and the right product positioning pulls you into selling situations rather than having to have sales people go and turn rocks and find those selling situations. So, from that standpoint, we feel pretty bullish.
Okay, with that, I’m going to hand it over to Tom. Tom is going to talk about some of the research we did pre and post-transaction. Thank you.

Tom Buiocchi - Brocade Communications Systems, Inc. — VP, Marketing
Thanks, Teej (TJ). And again, welcome everybody. A lot of familiar faces in the room, there are a lot of new faces which is great. I think those of you who have been covering the Ethernet and networking space over time and following those companies are going to get hopefully a good education on Brocade as well as a good education on our strategy going forward.
So hopefully, as you’ve heard from Mike and TJ, and you’ve read our — some of our filings and so forth, you can understand that we’ve been thinking about this for quite some time. There has been a lot of — we like as an executive team, to do a lot of scenario planning. We go through a lot of scenarios and argue the different merits of different strategic moves and so forth. And while a move like this requires significant amount of strategic thought, intuition and vision, I think anybody here who has followed Brocade over the last several years knows that we’re not going to go write a check for $3 billion unless we’ve done our homework and we’re really, really sure of what we’re getting into to.
So, what I’d like to talk about today is some of that homework. What made us comfortable, what made us confident, what educated us on a market that we didn’t know that much about going into? What let us affirm or revoke some of our assumptions that we made going into this. And that homework was constituted by a series of, as Mike mentioned, a series of three custom market research studies that we began and embarked on back in the April time frame.
So, what I would like to do for the next 20 minutes or so before the break, is to walk you through these three studies that we did. And there were three customer studies that we chartered so we could better understand different aspects going into the transaction, help us get comfortable and help us affirm some of our assumptions going into that, okay.
So, this is obviously a very cliff-notes version of observations and insights. We have a couple inches thick of charts and graphs and tables and cross tabs and so forth. And obviously, we don’t have the time to go through all of that today, but I will also say that you’ll get the highlights but there are a couple of little tidbits we picked up in this research that we’re probably going to keep close to our vests for our own internal playbook going forward that I’d rather not have webcast today, publicly.
But let me walk through each of these three with you, give you a couple of the top line insights that we got and take you into the break here. So, the three studies, the first study that we did was a Foundry brand assessment, I’ll talk about that in a few minutes. The second study that we did in line with some of TJ’s thinking and discussion was, what’s going on in the next-generation data center, what’s really happening there and how are people thinking about that?

And the third study, which is still ongoing but I’m going to present some work and process results today, is post-announcement what is the sentiment among customers and partners and what are they saying in terms of how the new Brocade should be positioned and what our competitive strengths and advantages are going into that.
So, the first study was conducted in the April through June time frame, so now we’re three or four months before the announcement, we’re doing our homework. If you read the S-4 you understand we were in the conversations at that point in time and we’re trying to get an understanding and our arms around who is Foundry, how are they perceived, what are their relative strengths and weaknesses, vis-a-vis how customers think about them?
How do they associate with the brand and are there any potential opportunities because as we assess Foundry, we’re going to assess their competition in the market place as well, so different perceptual mappings about where the opportunities may be and where relative strengths and weaknesses are.
So, we interviewed 379 Ethernet decision makers, interestingly enough 28% of them were Foundry customers and 72% identified themselves as customers of the other vendors in the market place, as you might imagine. And they were all companies greater than $500 million in revenue. And again, that was conducted sort of just in the April through June time frame.
So, I’ll walk through five top-level observations that we got during that announcement. First one, and many of you are going to say, ah ha, this is not an earth shaker, right, many of you know this already if you follow the space, the Foundry brand was currently number three in terms of either awareness or unaided and aided awareness behind Cisco and Juniper. Others dropped off very quickly. Not earth shattering by any means but a good base line for us, kind of affirmed our expectations as well. The results were consistent across medium and large companies as very, very similar. We did the tests for unaided where you don’t give the companies’ name and then aided where you give the companies’ names and ask them to rank those vendors.
And the good news was there was sort of a gold medal, silver medal, bronze medal and no one else got a medal because the fourth place challenger here, if you will, was more than 2x behind Foundry for the third spot. So, we got kind of a ranking there of how enterprise customers perceive the relative awareness, if you will, of the networking vendors.
The second one, which played very strongly into some of the conclusions and assumptions we’re going to make in our financial assessment later on with Richard, was that Foundry customers rated the company exceptionally high and had a high degree of loyalty, there were no apparent feedback points that were — could be considered negative from a product or support standpoint. Bottom line was, great product, great support, I’m glad I chose them, I’m sticking with them.
The company basically was held in very, very high regard and the words that were most often used, you’ll see them in the third and fourth bullets, are innovator, best value, easy to use products, are concerned about reducing my costs and complexity. If — we did a kind of an image map in terms of other terms as well, intelligent, innovative, smart, cutting edge and approachable, which indicated if the customer tried Foundry, they typically liked Foundry and were going to stick with Foundry.
And what you’re going to see later on is the major assumption we made going into the acquisition, that we’re not going to loose customer base or revenue base as a result of this acquisition and this is one of the research points that made us comfortable and confident was the fact that these customers have tried Foundry, they’ve had 12 years to look at other vendors, they’ve made the decision for technological and support reasons predominantly and felt very, very good about their experience with the Foundry brand once they had tried it.
Now, the fifth bullet down there, the biggest gaps, and I’m going to talk about the Foundry non-customers in a minute, the biggest gaps were company awareness. My boss doesn’t really know who Foundry is, right, that’s one big gap, right, in terms of broader market acceptance and broader market reach. Strong brand reputation, education and training services, a global presence, Foundry’s concentrated in the United States predominantly with their revenue and this is an international survey, range of products and comprehensive consulting services.
And I ask that you keep that in mind as well because for those of you who don’t understand Brocade, these are some of our strengths in the data center and as we go forward and talk about some of the synergies we saw, we saw a lot of possible synergies in terms of offsetting some of that perception gap that the Foundry customer had. So, a very, very positive experience if you’re a Foundry customer. Very loyal, liked their products, liked the support.

And it’s a tale of two perceptions though. Now, the good news about that previous slide is that we believe that Foundry customers are going to remain Foundry customers and there will be no attrition from that customer base going forward, or insignificant, if you will, but that only represents a small market share percentage of the overall market, as you know.
The great majority of the market are non-Foundry customers and so we had to poll them and look at their perceptions as well and interestingly, they didn’t just give Foundry the benefit of the doubt, right, they didn’t look at Foundry in those terms and if you looked at the Foundry customer perception versus the Foundry non-customer perceptions, it was like we were talking about two very different companies.
And by and large, the non-Foundry customers, it wasn’t that they tried Foundry and didn’t like it, the great majority of them had never tried Foundry products, right. Either they had never been called on by Foundry and Foundry has a very focused go-to-market strategy, or has had a very focused go-to-market strategy, they hadn’t tried the Foundry products first hand and they had no first hand experience with their brand.
So, if you looked at the scores between the Foundry customers and the Foundry non-customers or customers of our other competitors, there was a wide gap. And this led us to a couple of conclusions, the first conclusion was you got kind of the tried it, liked it syndrome, with Foundry customers and you’ve got the haven’t tried it, I don’t think I’m going to like it syndrome among Foundry non-customers.
They haven’t had the firsthand brand experience, they haven’t tried the support, they haven’t tried the product and I kind of likened it to every time I’m trying to get my kids to try a new food — they look at it and say, “I don’t want to try that, Dad, I don’t want to try that, Dad.” And after a period of time, they try it and they say, “Hmm, this isn’t so bad,” right, it’s a try-till-you-like-it syndrome, it’s the Mikey likes Life cereal syndrome.
And this is a very important dynamic, both for our assessment of the downside risk of revenue and customer attrition going into the deal as well as the opportunity for the upside potential going in, as TJ talked about. So, very important aspect that will probably determine some of our moves going forward after the conclusion of the deal.
So, observation number four, again, not rocket science but nobody’s perfect. It turns out that current market leaders have vulnerabilities and if you look at how they were scored the weakest, in many ways what the opportunities might be in the market place today, the leading vendors in the market received lowest scores for attributes of — they value my business, they offer the best value for my investment, as they strive to reduce my costs and they strive to reduce my complexities, common theme in there right? It’s not about the customer. It’s about the vendor, right? And that is, by and large, the factor that came back to us in terms of current customers of these leaders and how they perceive their relationship with their current vendor.
Big opportunity there we believe as well. And interestingly, over half of the leading vendors’ customers respondents said that their vendor, their current vendor, who are the leaders in the marketplace today, failed to deliver on the promises of the best product, the products that are the best value and the flexibility to use multiple vendors, right. So, they were kind of stuck in a one vendor environment without a lot of choice.
And again, a common theme here that we can play potentially into our marketing messages, company positioning and practical plans going forward. If you look at some of the market research data, interestingly enough, the leaders in the marketplace today have about a 70%, 74% market share in terms of Layer 2, Layer 3 switching from a dollar standpoint. But they have a lot of 55%, 54%, 55% market share from a port standpoint.
I’ll put it to you in different terms, 45% of the ports consumed in these target markets aren’t Cisco ports, okay. So, customers are looking for an alternative. There is a significant volume of that alternative out there in the marketplace today. And there seems to be some opportunities to position ourselves in an area where high performance, best value, reducing cost and complexity. Things that Brocade and Foundry both have been good at, could contribute to an overall value proposition there. So, another interesting point I think many of you who follow this space are probably aware of this as well.
And in one of the most interesting questions that we had in this survey, we asked about bakeoff scenario. Who would you consider for your next-generation Ethernet switching technology? And we looked at different combinations of companies. And, son-of-a-gun, again you get as the gold medal, silver medal and bronze medal standings, everybody is going to consider Cisco. And it became very clear, under no scenario, will the customer, by and large, not consider Cisco for that, right.
The first most likely bakeoff combatants was Cisco/Juniper, right. And just a little further behind was Cisco/Foundry as the combination. We looked at all combinations. Every vendor TJ talked about, we would do every possible combination. Those three combinations were the only relevant ones. There was a very close grouping between the silver medal and the bronze medal. All vendors fell off very, very rapidly. In fact, the fourth place vendor was more than three times behind Foundry in this particular bakeoff. And the results were consistent across the medium and large companies.
So, for the point that TJ made before, where enterprise are going to look at two different technology vendors for their networking choices, it became very clear to us that getting the bronze medal wasn’t good enough. You got to find a way to get to the silver medal. Hold that thought until I get to some of the future — our research that was done.
So, we finish this chart with a survey in late May. We got the results back in early June and some of the key insights, just reiterating, right. Foundry, we believe, is a classic underrepresented brand. Their technical merits very strong, their customers’ feedback and loyalty very strong, but we’d like to get more people to try it, right. We believe, concluding this research, that the risk of customer and revenue attrition following a potential acquisition was very minimal. And so, that’s played into some of our functions going forward from a financial basis, right.
In order to grow more rapidly, in order to get some of those synergies, as TJ talked about them, above and beyond just the formation of the two companies, more people have to try the Foundry thing because once they try it, they typically like it. And once they like it, they typically stick with it. The position of a leading, broad range alternative which has certain attributes of product leadership, performance leadership, kind of approachability and the ability to respond from a customer perspective on cost and complexity issues, we believe that position’s open in the marketplace today.
And several — finally, several of the Brocade strengths that we have been known for in our own world of the data center thus far. Very good product, very strong brand regardless of whose name is on the switch, everybody knows it’s Brocade. Excellent education and training, our recently very, very strong global services organization and international presence are attributes which we believe can offset some of the attributes that we heard back in that gap between Foundry customers and Foundry non customers. So, a couple of ah-has out of that, again, a lot of data, we picked a few points here that were relevant for us in terms of how we got more comfortable.
So, now we go to Study number 2 and Study number 2 is less about vendors, although I have some data here, and more about what is going on in this next-generation data center. This is a very important Study we probably would have done regardless of the Foundry transaction. We did it in the May through July timeframe, so now we’re two months or 30 to 60 days ahead of our announcement.
And the questions we asked them, among others are what is your concept of the next-generation data center? How do you define it? What are the implications and opportunities for your infrastructure and where you’re going as a company? And how do you assess the different vendors influence on your strategy going forward for next-generation data center?
And this is a very interesting sample because we only went to Cisco customers, right. We interviewed 503 Cisco customers. About 100 of them were CIOs. About 200 of them were architects and about 200 of them were operations managers. And they were in larger companies in the enterprise, Fortune 1000, revenues greater than $1.5 billion. And again, the 60-day period of May through July was when we conducted this survey. So again, a couple of tidbits out of this one.
Everybody’s talking about a next-generation data center. They may have different words for it, data center of the future, data center dot next, all kinds of different terminology. But, when it came down to defining what that meant from a day-to-day standpoint, two words came out. Consolidation and virtualization, consolidation and virtualization. Because we have an abstract concept next-generation data center, what’s it mean pragmatically to how I’m spending money? Consolidation projects and virtualization projects, right.
And some interesting responses, though as you looked at the CIO community or subset versus the architects and operations managers. So, first of all, over 70% of the respondents said they were currently involved in consolidation and/or virtualization projects. With another 15% to 18% saying it’s coming soon, I’m just getting the project money ready. So, essentially, everybody’s doing it. There’s something going on here in every major data center that we surveyed.
Interestingly, the CIOs and the architects and op managers differed in terms of what priorities of problems they were trying to solve. The CIOs interestingly enough didn’t list cost control as their first need for this next-generation data center. They listed things like maximizing my assets and resources, improving my SLAs to the business, business enablement kind of thing. Cost was important, of course, but it wasn’t one of the top two.
Architects and operations managers, a level down in the organization or two levels down in the organization gave us a very different priority base. It was all about cost. And it was all about getting things running up and running faster, less disruption, greater certainty of project deployment, greater speed of project deployment. And across the board, the green thing came in big time right. I think everybody is now — senses that that is not a myth, that is real and this means energy savings. Benefits of a next-generation data center were almost assumed, right. That’s almost like table stakes.
We also learned, because we asked them non technical questions, we asked them organizational questions that it is very likely that IT organizations throughout the globe will be shaken up in the next 12 to 18 months. CIOs envision change in almost all operating groups as the infrastructure and IT model changes. Virtualization and consolidation projects span multiple disciplines. And they are expecting, 70% are expecting fundamental change in their organizations over the next year. That’s a big, big thing that we need to get out in front of. This is a big a-ha for us.
Also interestingly, over two-thirds of the CIOs said, it’s getting pretty complicated out there. I’m going to push more and more decision making down to my technical teams in the server, storage, networking, and security groups, right. And so again, an interesting majority of CIOs saying more decentralization, more input from my technical teams who are managing those specific technologies and I may need more collaboration from those teams.
That’s very important to Brocade. As you know with our go-to-market model, we are typically working closely with the technical community. We are not known for our coverage of CIOs. And we’re very pleased that next level down is going to get more decision making authority because that’s kind of our sweet spot in terms of customer deployment and customer interaction.
The other very interesting tidbit, on the third bullet here, is that CIOs and the level down and the two level down guys really differed on one key element that’s going to be important to us going forward. And that is their interest in having a strong challenger come after the incumbent supplier. The CIOs believe it or not responded over 70%, I’m happy and comfortable with my major vendor. Whereas the architects and op managers, 20 points lower, about 50% said, I’d really like to invite some challengers in to kind of go after the incumbent, right.
Now, that’s a double-edged sword for us because in the SAN world, in the Fibre Channel world, we have the — we’ve been the incumbent and challenges have come in for the last five years and, as TJ mentioned, people have done a pretty good job of holding that fort, right and reversing the trend there after McDATA acquisition.
From the network side, we were going to be the challenger, right. We want people inviting challengers in and if we can get that technical community to have more decision making authority and to invite us in more as a challenger that plays into the try it, you’ll like it strategy. So again, a lot of data, a couple of tidbits that came out here probably will affect how we go-to-market and some of our messaging going forward.
Observation number three again, tying to our partnership model and go-to-market model, there will be no one vendor next-generation data center, right. No one, no one can supply all the requirements, servers, network, storage, management, support. And among the top three responses were, we expect more interoperability testing, more service and support that is collaborative and more joint solution development and documentation among vendors. We want the vendors to work together more than we have in the past. Because it takes risk out of the equation for us, it speeds our deployment, we have greater certainty that what we buy an architect is going to work together.
IBM and HP were considered number one/two or two/one, I don’t remember exactly as the most influential vendors of the next-generation data center strategy because of their service footprint, storage footprint, they do provide networking products and their manageability services and consulting services. So, no surprise there, of course and obviously our partnerships with them have to play a big, big role.
And among just the networking infrastructure providers, you’d expect Cisco to be first, Juniper came in second as influential. Third, by the way, was a close Brocade to Juniper. Fourth was Foundry and in that one the second, third and fourth players were all pretty close, right. So, we got them insight in terms of who was driving the bus in terms of what that next-generation data center looked like.
And along with TJ’s market [ham] slides and opportunities in the market, we found that there’s a significant amount of 1 gig build out happening and a lot more 10 gig build out happening. But half of our respondents said that they still had significant build out happening in 1 gig and about 80% of respondents said they have a long way to go on 10 gig obviously early in the technology cycle. But some great market segments in the overall Ethernet marketplace where we believe we can play fairly aggressively going forward.
So, study number 2, next-generation data center, it’s an ongoing process. It’s not an event, it doesn’t happen one time, it doesn’t happen spontaneously, there will be a series over the next several years of consolidation projects and initiatives. Virtualization technology, re-architecture, build outs, Greenfield deployment, they will all lead into what this next-generation data center looks like.

We are going to have to play into the organizational dynamic in large enterprise accounts at a level we probably haven’t in the past. We have worked very closely with the technical community in the Fibre Channel and storage side. Obviously, there’s going to be more decision making authority pushed down into the masses. We believe that we have to work on a conversion strategy covering that organization as well. And believe that the technical leaders in that organization will want to like the products and the service and support. We’ll be very, very open to that.
Third, we need to continue to solidify our position in the strategy of our large partners, right, the HPs and IBMs and the EMCs of the world because they are the leading drivers of the definition of next-generation data centers at customer sites. So, our position in their strategy is very, very important. And our asset value in this strategy is very, very important. And then finally, there is a market out there, right. One of the reasons — the primary reason we’re going through with the acquisition is bigger TAM, bigger market opportunity and we want to validate that and shows us like there’s a heck of a market there remaining to be had.
Now, let’s fast forward a little bit. We announced the transaction on the 21st of July. We didn’t do any market research for about three or four weeks. And just a few weeks ago, in fact, we went out to customers to talk about their sentiments on the deal. What they thought about the deal, pro or con? Why we’ve merited back? Who is the new Brocade? How do you position them? How do you see them in the marketplace today? How will they best compete? And get some assessment on what our strengths, weaknesses and opportunities and trust were going into the marketplace.
Now, this survey, for those of you who followed — we charted — we asked the Info Pro out of New York to go do this survey and to design the survey on their terms because we felt they were the most independent source and they pride themselves on having the direct voice of the customer. So, we’re going to get the direct feed from the customer on this. It was not viewed as a Brocade survey. We didn’t even design the questions. We gave them our objectives. They went out and ran the survey and we’re getting data in as we speak.
So, what I’d like to do today is give you the snapshot of our first — about 240 interviews that have happened. And those interviews have happened from Brocade customers, from Cisco customers and from Foundry customers. The split at this point in time is about 50% data center storage networking type of customers and a little over 50%, it turns out, pure Ethernet customers in the marketplace. We have an interesting mix here. Sample a little bit different, but we wanted to be able to see how storage networking customers would see the deal versus how networking customers would see the deal.
As part of this study, we’re also having focus groups within our key OEM partners. Some were in the office yesterday, some will be in the office tomorrow. And there are several of you in this room who we have polled and surveyed from an industry analyst standpoint. Again, thanks for your input thus far. Survey’s not quite done, so you’ve got a few more weeks for some input.
Our goal here, by the way, is to get very specific recommendations and actionable items so that — as we approach the close of the transaction, much like the McDATA deal, we can be ready on day one with what our position is, what our plan is, what our marketing/sales programs are going to be, what our training initiatives need to be. So, this is work in process.
Couple of top lines, right, very strong positive sentiments on the deal, right? About 97% of the survey viewed positive or neutral. About 60 of those points are positive, about 30 of those points are neutral. And only about 3% of respondents said they were kind of — had some negative sentiments towards the deal.
Now interestingly enough, if you take the two sub populations, right, the Ethernet side is more positive than the storage networking side. And I’m not sure what that says and it’s a small difference, but we thought it very interesting that the Ethernet customers had essentially no negative responses, mostly positive and the storage networking side very, very positive with one or two negatives. So, maybe they think we’ll need to focus or something, I’m not sure but very, very interesting responses there. 84% of overall respondents said that the combination now makes Brocade a very viable end-to-end networking provider in the enterprise which was obviously something we wanted validated.
Very interesting point because we asked about conversions in this survey and the answer is it’s still all over the map. So, I know you’re going to different analysts meetings this week and different manager reviews this week from different vendors and it probably seems like we’re all saying the same words and all heading in the same direction. But there are some fundamental differences of opinion that we have across our various strategies.
And what we believe is that from a pragmatic standpoint, the timeframe from moving to a converged network, at least a physically converged network at the server or in the network in the data center is a very non unanimous opinion across customers. We looked at surveys point back from immediately, one year, two years, three years more than three years or never and the answers we got were all over the map.

Meaning that we believe we need a strong position for converge technologies. [Lossless at least], Loss with Ethernet, next-generation Fibre Channel et cetera. But we don’t believe it’s just really happening tomorrow at most of our accounts. So, that’s a very interesting point. And again, validates some of these assumptions we made as to the speed of this conversion.
And the last point I’m going to show you some data on is that we asked again the bakeoff question. Same question about the bakeoff, totally different population and slightly different results. So, I had to pull one chart in, right, I seemed to have mentioned this already. It’s a very, very positive for us obviously.
But the more interesting one, I think and I’ll conclude on this one. We asked, if you remember, in that first survey, our bakeoff question was who’s best suited to be the vendor of choice for next-generation Ethernet on a scale of 0% to 100%? Essentially, everybody chooses Cisco for that. Juniper was the first bakeoff contestant and Foundry came a close third as bakeoff contestant, a close bronze medal here, with everybody else threatened to fall off very, very rapidly.
Now, in enterprises that will consider two, getting the bronze medal isn’t a good deal right? We ran that same survey now and this was done in April and May remember. We ran that same survey over the last two weeks to our 240 respondents thus far and you’ll see a slight difference here. And watch, watch this animation, my hands will never leave my wrist, right?
But what has happened is the Brocade/Foundry combination — you like that, right, I know — our PowerPoint guy spent all night on that, right? The combination is perceived in much different light and in many ways, let’s be honest, right, we’re not going to unseat the number one vendor, gold medal winner, right, at these Olympics. It’s just not going to happen. But by winning the silver medal, I think it opens the door for a lot of goals, right, because you’re in a lot of the considerations and is a logical challenger now.
So, obviously all data is subject to interpretation, we’re not making final conclusions on anything. We’re continuing this survey for another couple of weeks and hopefully we get more data points. But some very, very encouraging data points on the path of the close and on the path of the integration.
So in summary and then we’re going to take it over to a break and quickly go to our headliner after the break, Richard, but the research validates a lot of our initial assumptions and it turns out it diffuses some of our initial assumptions as well. But we feel very comfortable and very confident going into the Foundry acquisition that there is a market opportunity.
And there is a huge opportunity to cement a very, very compelling market position that has the attributes of what a lot of enterprise customers are looking for. And we believe as TJ showed, our strengths fully play to each other very, very nicely. Our routes to market play to each other very, very nicely and the attributes that we have kind of ingrained in our customer base are very, very common, right.
And the third bullet I want to pull out as well — no one is going at this alone. Our success, anyone’s success, in the next-generation data center or in the next-generation enterprise networking world will not be determined just by what we do from a technology standpoint or a pricing strategy or our marketing or messaging or sales strategies. This is going to be a partnership game. No one’s going to win this game alone.
We feel very comfortable with our partnerships and our role vis-a-vis those partners. We don’t compete with them, we go to market with them. We like our position in their strategy and these studies just reaffirm to us that that’s an important strategy going forward. So, a lot of tidbits, hopefully you’ll get some good insight out of this and obviously, we do more research like this were going to make them more comfortable and ourselves more comfortable moving ahead.
So with that, I think we’re a few minutes ahead of schedule but that’s okay. Why don’t we take about a 15 minute break, I think there’s refreshments outside and then Richard will join us in about 15 minutes for some financials. Thanks.
(BREAK)
PRESENTATION

Richard Deranleau - Brocade Communications Systems Inc. — CFO

So, good morning, everybody. If you’d like to grab a seat here and we’ll get going, try to keep ourselves on schedule here. So, my name is Richard Deranleau. I appreciate all of you taking some time out of your schedule to come and spend some time with us today.
Today, what I wanted to do with you was spend a little bit of time talking about looking back over 2008, we’re in our fiscal Q4, so about 2008 a little bit. Then, I wanted to walk you through our outlook for 2009 and 2010 on Brocade as a standalone entity. Then, we’re going to spend a little bit of time talking around some of our assumptions around the Foundry transactions, a lot of information for you today and we’ll put some numbers to that strategy. And then, we’re going to end with a view of our outlook on a preliminary basis for the combined entity, Brocade-Foundry.
I’m going to throw a lot of data at you today. That’s kind of the way these things work. This information is going to be available on our website and we are also going to be handing out the slides, so I won’t be reading every word on the slide, but the slides will be made available to you.
So first, let’s take a look at 2008 and 2008 for Brocade was really a fantastic year. It’s been a great year from us, really, across every measure. Great product delivery, continued improvements in our brand recognition and brand loyalty, the financials have been very good, just it’s been a great year.
When you look at where we are versus 2007, we continue to drive performance on a top-line basis and that’s really frankly in kind of a crummy environment. But we’ve continued to be successful even in the face of an environment as our customers have made the decisions that they must continue to invest in their infrastructure for a lot of the reasons Mike talked about when he kicked off the meeting.
We’ve also made a lot of progress in gross margins. When you compare where we are versus 2007, we’ve added 4 points of gross margin as we finalized and the integration of McDATA. Also operating, we added 2 points to our operating margins. The cash flow has improved, the structure of the Company’s cash flow model has improved significantly over 2007.
We have lost a little bit on other income as a representation of nearly historic lows on the interest rates and as our portfolio matures and is reinvested in lower instruments. Tax rate has gone up a little bit as we’ve been restructuring some of our offshore operations from a tax perspective. But still strong performance from an EPS perspective. So, we are very happy with how the year is going. It’s just implicit in this assumption, three-quarters of actual, [plus] our guidance, we still feel good about where the quarter is heading for us, relative to the guidance we gave.
Just some of the operational statistics to point out. Revenue, worth a comment, that typically we have seasonal patterns in our business, Q2 and Q3, during the summer months are typically weaker for us. This quarter — this year, we were able to outperform against that seasonal pattern, with each quarter up sequentially from the prior quarter. You can see the progress that we made in gross margins. Gross margins are at or above our targeted operating model. You can see the improvement as we fixed the operating supply chain and product costs of McDATA, which becomes relevant when we talk about what we plan to do at Foundry.
Operating margins, again, continuing to operate at or above our long-term model. And cash profile of the Company continues to improve with a particularly strong Q2 cash flow and that’s Q2 and Q4 are seasonally strong, but even so, it’s showing very good cash flow metrics.
Turning a little bit to the balance sheet, kind of a similar theme in terms of how we measure ourselves on our balance sheet. Again, looking at both inventory and DSOs at world class levels, 43 days on the DSO last quarter and inventories turning around 40 times a year. The importance of that really is because what we’ve been able to do within the Brocade model is grow our working capital management creates a model where we can convert revenue in cash very quickly.
Now, the purpose of this slide really is to help you get your model kind of reset in terms of mix on an annual basis. If you look at the bars, which are in the light — or the white background, those really tie to our 10-Q, 10-K breakout in our segment reporting to help you tie to that.
So, from a DCI business unit perspective, that’s currently between 72% and 76% of our revenue, driving 67% gross margins. You can see that the biggest growth area for us is directors. Directors are growing at a faster rate than the over switch market. When you look at our S3 or our services and support organization, that’s now between 14%, 17% of the Company’s revenues, turning in 38% gross margins, which is still pretty good for a services company.
Other revenue components include the embedded switches, HBA, which is a growing market for us as well as our files business. Embedded is the fastest growing area. Last quarter, if you remember, quarter-over-quarter growth was — or year-over-year growth was 39% in the embedded space. And that’s really tied to what’s happening in the data center around virtualization, because when we — when you do a virtualization play, it’s probably in a bladed server and you’re probably using embedded switches to go with that.
So, very strong growth in that area and we expect that to continue. Right now, that embedded switches are the predominant amount of this other income and HBAs will be an area that we’ll talk about a little bit in the pitch and that will be a focus area for us next year.
So with that, what I wanted to do now was turn around, kind of looking forward, we’ll enjoy what a great year 2008 was, but we also have to be focused on what’s going to go on in ‘09 and ‘010. And this year, as opposed to the last couple of analyst years, what I wanted to do was really give you a view for two years out.
When we think about the macro-environment and IT spending, we had originally poked (adjusted) our revenue model, which should say that the environment on the economic side and IT spending would be getting better at the beginning of the calendar year. Now, based on what the economists are saying, for our internal planning purposes, we’re assuming that’s more of a mid-calendar year ‘09. Now again, what we believe, from an IT spending point of view, is the spending will be disproportionate towards infrastructure and storage. We’ve seen that so far this year. We’re expecting it to continue. But even so, that’s the way we built our base case on that assumption of the economy.
Just a reminder to those that are new to us, because we are an OEM company, we have two sales forces, one sales force sells into the OEMs, one sales force sells preference to the end-user, with the actual sale being processed through the OEMs. When we track and we create our pipeline, we do that really through our Director product, which is really an enterprise play. So, we have good visibility at the enterprise level. Because we’re behind the OEM on the switch level, our visibility’s more limited.
From a competitive point of view, we feel very well positioned even though it is a very competitive market. We expect it to remain so, but based on the brand work that we’ve been able to build over the last three years, because of our product cycle and our ability to innovate, we feel very comfortable in our competitive position even in a competitive market.
From a pricing perspective, basically from a pricing perspective, we’re assuming same old, same old. We’ve — over the last couple of years, the quarterly ASP decline has been running at a — in low single-digits and we expect that will continue. The dynamics, the structural dynamics, of the storage side of the business aren’t changing and so, we don’t see any reason why pricing would change.
Just a reminder for those is that we do have a historical pattern of seasonality on our revenue line items. This year you saw us be able to overcome that in FY ‘08, but in FY ‘09, FY ‘10, we are assuming those historical seasonal patterns will be there and you’ll want to contemplate that in running your models. Q1, again, our strongest quarter. Sequentially up. Then, what happens is during the summer two quarters, it goes sequentially down in Q2 and then Q3 it’s either slightly down to flat and then a nice ramp up again in Q4. And for our modeling purposes, we’re assuming that that will continue.
Looking at it from a business unit perspective, again, on a standalone basis, our DCI business, our switches, Directors, our extension products, we expect that to be a — over the three-year horizon we look at, we’re expecting that to be a healthy market and return to the historical growth rates of 10% to 15%. We also expect to maintain share in that market.
At our services and support business, we’ll be growing over that time frame 10% to 15%. Professional services will drive some of that growth and then, what you’re going to see from a support and maintenance perspective is basically we’ll track along with our product sales.
In the other category, again, comprised of the embedded HBA and our file business, from an embedded perspective, it’s growing very fast. We expect our growth to continue. And we expect to maintain share in that segment of the market, particularly off the strength of our design wins, with our eight-gig product.
From an HBA perspective, we expect in 2009 our revenues to ramp as we exit successful qualifications through our Tier 1 OEMs. We expect that we will be growing faster than the market because we will be taking share. And finally, we continue to expect progress in files on the back of our new products, the SME products. We expect that we will be in model for both fiscal 2009 and 2010.
I wanted to spend a few minutes talking about HBAs and I wanted to reiterate that we are committed to this market. We are committed from basically a strategic point of view as well as an architectural point of view because in our view, this next generation data center that Tom had talked about, it’s very important that we have connectivity at the server level.

So, we will continue to focus on the HBA business. We have a dedicated business unit in that market. From a TAM (total available market) perspective, third-party analysts are expecting that the market will grow in the 10% range. We, again, as we exit the qualifications that we are in, we expect to be taking share. And we have set a goal for ourselves, again for modeling purposes, that exiting Q4 of ‘09, we want to have a 10% market share. And that’s essentially a very, very low market share today. So again, we are excited about this market and we are fully committed.
Now some numbers for you, just some color around this slide as you digest it. Based on my comments about the industry and IT spending, the growth rate year-over-year in ‘09 is a little less than it is as we expect the economy to accelerate out of 2009 and into 2010, which would help on our — we would see the revenue rate growing. Maintaining good gross margins at the high end of our model, operating margins, again, at or above our long-term model.
One of the things you’re seeing here on other income is a reflection of, now, our portfolio has pretty much worked through most of this higher yielding instrument as the matures have been replaced with low current yield instruments and plus we’ll have lower cash balances relative to our campus project and relative to the class action settlement. So because of that, we’re losing some ground on the other income side, but still generating some good EPS growth, both in — and then you’ll see that growth accelerating in 2010.
2010, we are expecting a little bit of downward pressure on the gross margin. That is around mix. As our product mix shifts, particularly around mezzanine cards, on the HBA side, they will be dilutive to our gross margin profile and 2008, a little bit further out, our 2010, we’ll look further out there for it. So the ranges are a little bit broader, but the gross margin is really a mix story.
So, as you fill out the — we’ve looked at the P&L, looking at the balance sheet, what we’ve done is kind of layered in for you on this slide where we are operating kind of on the average for 2008. And what we see, again, on a standalone basis. Capital expenditures, excluding the campus, basically in the same range as what we have had, 2008 and 2007 for that matter.
Continue to be world class in our DSOs. Inventory, expecting to have a little bit of a bump up, primarily driven by the product cycle that we are in. Cash from operations, you are seeing an improvement. So, you’re seeing some strength in ‘09 and then you’re seeing that grow even further in 2010 and then you can see the share count. One note is we are going to make a change in terms of how we give guidance next year, beginning in our Q1 earnings release, we’ll be focusing on giving you updates to our annual guidance at each earnings call.
So with that, change subjects here a little bit and really talk about Foundry. We’ve tried to lay out for you a lot of the logic of what we were thinking about, why we were going into this market, what our view of the data center is and how we went about choosing Foundry as an acquisition candidate. Then, we talked about going in and doing our homework to understand if our thesis around this acquisition was true and at this point we feel that our strategy has been validated by the customers.
Because at the end of the day, as we create for Brocade a true networking company that goes all the way from the storage array out to the Internet, the customer is the one who’s going to make the decision, who’s going to make this a successful transaction and as you can see from both Tom’s presentation as well as what Mike had talked about in terms of talking to our end-user customers, they’re very positive on this transaction. And we have a huge opportunity here to take two great companies, put them together and make an even greater company.
Talked about some of this, but it’s — for us, it’s really it’s around our strategy. It’s what you — Tom has talked about this. That’s the play. We are committing to synergies from the combined operations, but this is really about driving and enabling growth in a more dynamic, larger market.
We will be — we said before, when we introduced the transaction, we expect it to be accretive. We expect it to be accretive by 5% in our FY ‘09 and then by 20% in 2010 and I’ll go through that math for you a little bit later on. But basically, we’re taking two very profitable, very strong companies, with great cash flow, putting them together and getting an even stronger company with a very strong financial profile and very strong cash flow characteristics.
We’re going to have a more efficient capital structure to lower our cost of capital, talked about the cash flow. And again, yes, we’ll get some synergies on the cost side, but more importantly is the opportunities we have to drive revenue.
Just some reminders on the transaction structure. The purchase price is $19.25 a share, $18.50 in cash and then a small equity amount (.0907 BRCD share/Foundry share). The total credit (price) for the acquisition is approximately $3 billion. We have fully committed financing through Bank of America and Morgan Stanley. We’ll talk about that in a little bit, but I would reiterate that in today’s environment, we have fully committed financing.

Brocade will utilize two assets for its cash. About half of the cash for acquisitions is coming from the balance sheet’s excess cash positions at both companies. This about $1.5 billion will be coming through debt that will be two sections, a longer-term component of capital as well as term loan facility, which is really just acquisition. I’ll talk about that in a little bit. We’ll be issuing approximately 12 million shares as part of that equity sub.
Going forward, as we look at the modeling, we are in effect monetizing the cash flow characteristics of the two companies, which are very strong, right? To do this transaction. And as we reduce the debt through that cash flow, you will see that the accretive nature of this transaction accelerates.
Once we get through and deliver the balance sheet to a more historical level that Brocade operates at, then we’ll be able to take, again, that strong cash flow and refocus it on our share buy-backs. Those of you who have been with the company know that Brocade has been very serious about its cash buy-back as a way to return excess liquidity to our shareholders. And as the first priority will be delevering the balance sheet to drive further accretion, and then we’ll be focusing, again, on share buy-backs.
The time line, we announced the deal on the 21st of July. We’ve made our S3/S4 filings on the 26th of August. We cleared HSR. There is a press release that went out, I think, on Monday. We received noticed on Friday. We’ve got HSR clearance. We’ve got Germany clearance (antitrust) on Monday. So from a regulatory, on the HSR basis, we’ve cleared that hurdle. We’re anticipating a Foundry shareholder meeting and shareholder vote in calendar Q4, followed very quickly by a closing of the transaction.
So, let’s talk a little bit about the financing. Just as a point of reference, you probably have seen Brocade has been rated by the agencies at both the company level, from a company perspective we’re a BB minus from Standard & Poor’s and we’re BA3 from Moody’s, which was within our expectations. The actual facilities, though, is rated higher, but we’re actually pretty pleased with the confidence that the rating agencies have shown us. And believe me, they went through the math in gory details.
So, let’s talk about the financing for a little bit. I think the way we should start this conversations is that we have the financing today from Bank of America, Morgan Stanley to do the deal. Right? So that’s a fact, we have that. What we are doing now is we’re going through a program to syndicate or distribute the debt that BofA, Morgan Stanley would have out to other investors and other banks. We met with large syndicated banks to create a large syndication environment. That has gone beyond our expectations, incredibly well.
Again, what we’re doing here though is we’re not going out and getting financing, we’re simply shifting the mix of financing from a bridge facility, which is fully committed, out to more typical term debt or bond convert debt.
Now, we were out dealing with — after we got the syndicated banks done, then we went out to other more retail oriented banks and investors. And the reception there has been extremely positive. And why is that? Because right now there’s not a lot of good tech deals out there. We’re one. They really like the math, as they focus in on their modeling, what they’re coming to is they’re coming back to the tremendous cash flow strength that the combined entities have.
That is going very well. For liquidity purposes, there’s — there — we’re putting in a revolver facility, which is already committed. We — the term loan is going very, very well, as I talked about and we’re on track with the third component, the smaller component, which will either be a bond facility or a convert facility.
So, we’re extremely confident in our financing because it’s fully committed and it’s done. Again, all of the work that we’re doing at this point now is just to take us from bridge financing out to the markets and frankly we could be more pleased with where we are.
Talking about some of the planning assumptions right now, we talked — I talked a little bit about the accretion of the model and I just wanted to emphasize on this slide that this is about growth and driving to the opportunities that TJ had talked about. And I’ll spend some more time with you on that.
When you — the — and again, as we repay the debt and also if you look at where our tax rate will be as we optimize our tax rate, there’s further opportunity for accretion. From a revenue perspective, there — we’re assuming no loss of share. We’re assuming on either side, for either company, because we operate in adjacent, but different markets today. There will be a purchase price adjustment, it’s a GAAP accounting adjustment, on their deferred revenue on their balance sheet.
That will be orders of magnitude somewhat like what we saw in McDATA. So that’s the only reduction in revenue that we’re assuming. The revenue synergies, the upside, that’s really what this transaction is about and I’ll go through that in a little bit more detail.

Looking at product costs and now looking at our committed synergies, much of the synergies are coming through product cost supply chain. And while the performance of the two companies are really quite different, when — if you look at the supply chain of Foundry and McDATA, it is remarkably the same. So what we’ve done is we’ve looked at exactly what we did, what our [play list] was for McDATA and the savings that we’re able to realize and simply applied those to the Foundry model. And so we are extremely confident in our ability to achieve product costs and supply chain synergies because we’ve already done that once. And we will be in the same supply chain that we have today.
The — some of these changes will take time as you move factories, as you consolidate across vendors, as you do some design changes. Those are things that are going to take a little bit of time to do, but we’re very confident in our ability to get — to execute to that. And then really the other thing we’re focusing on is savings coming out of general administrative expenses.
Sorry, it’s a little bit deeper dive, the numbers we’re committing to. $30 million to $33 million of savings from product costs, COGS, line of supply chain. We’re committing by the fifth quarter of combined operations, which we’re anticipating would be Q1 of 2010, again, using the same [flavor] from McDATA.
From an OpEx point of view, there are going to be OpEx savings in sales and marketing and R&D. There will be some, but we’re not committing to taking those to the bottom line because we want to reinvest those either maintain the innovative nature of the two companies on the research and development side, or to strengthen and exploit these revenue synergies on the sales and marketing side. But we are committing to $10 million to $12 million worth of savings in G&A, it’s the typical things you would all expect.
The — I’ve quantified for you the revenue accounting adjustments. This is, again, this the GAAP adjustment under a combination. You — that’s the total amount that would be spread over three years and I’ll give you more detail on that.
Integration strategy, I mean, like we did in the data, Brocade will be leading integration. Some of the things we’re doing, again, I’ve talked about leveraging the success we had with McDATA and just a reminder, for those of you that are new to us, we have committed to $100 million of synergies with the McDATA acquisitions and I think we stopped counting after $180 million of synergies that we delivered to the Street. So, it’s a pretty good playbook, we’re pretty confident in our ability to do that.
Integration priorities will be around accelerating growth and driving top line, but of course once we’ve committed to these revenues or the cost synergies, we will be very focused on delivering. And finally, a lot of our effort and our integration work is about retaining the strong management skill sets and the strong capabilities that Foundry has.
So now what I want to do with, with that framework, what I want to do now is really give you a first look — a preliminary view of what the combined company would look like in 2009, 2010. The first column here really just bringing forward from the earlier part of the presentation the Brocade standalone model and then taking our outlook for Foundry on Brocade’s fiscal calendar, layering that in, layering in the synergies that we’re committing to and again this model does not include any revenue synergies that we’ve — either TJ alerted to or we’ll talk about later. And you can see gross margin and op margins up by one percentage point, an additional $0.03 per share, which about approximately a 5% accretive transaction. So, that’s how we got to that math.
Looking into 2010, you can see, as we continue into the next year of the transaction, becomes even more accretive. You, again, same process. The Brocade panel model I talked about. Our outlook for Foundry in ‘010 on our fiscal calendar, the synergies continue to grow to the level I discussed. And what you can see, again, a point for both OpEx, op margins and gross margins and an additional $0.14, which gets you to approximately 20% accretive nature of the transaction.
So, we believe this — the math on this transaction is extremely compelling, it’s been validated, certainly, in the debt market and we feel very comfortable that from a financial perspective, as well as the strategic perspective, this is a great transaction.
Looking a little bit — I want to now, kind of stepping back for just a minute and let’s talk about some of those and quantify some of those potential revenue synergies that TJ put into his buckets. I’m using the same buckets that TJ had laid out.
One, sell more Foundry gear through Brocade’s OEM channels. So today our OEMs sell something between $2 billion and $4 billion of Ethernet gear. Foundry does not sell through OEMs. So, there is clearly an opportunity for us to sell some of Foundry’s gear through that OEM delivery system to address the $2 billion to $4 billion that those OEMs are selling today.

Now, obviously that’s going to mean some displacement of current vendors, so that’s on us to be able to execute. It also — but one good part about that, as I had said earlier in my presentation, we have two sales forces. We have a sales force that does nothing but sell to the OEMs. So we can address this market on the Ethernet side without a significant investment. We’ll be leveraging the sales team that’s already in place.
Another, or the second item, is around federal. If you look at Foundry, they just — they have a really strong federal business. I think they did $63 million last year in federal agencies or more. We haven’t quite been as successful at that. But those relationships with both the integrators and the value-added resellers and found a direct relationship with the federal agencies that we see as an area that we can exploit to sell more Brocade Fibre Channel products into those federal agencies. Anybody that’s anything between $50 million and $75 million.
Third item is sell more Foundry for Brocade’s international channels. So today — so for Brocade, we sell 50% of our revenue or more internationally. We have an incredibly strong international presence in international channels. Foundry, on the other hand, sells 70% of their business is domestic. Only 30% is international. So by taking their products through our very strong and very efficient international channels, and by just simply getting their breakout between domestic versus international revenue more in line with what others in the industry have, that is a, we believe, a significant opportunity in the $300 million to $400 million range.
Sell more products to our global and major accounts, Brocade has a big footprint at the Fortune 1,000. And so we can — we believe we can leverage that footprint to bring on Foundry Gear and sell more Foundry Gear. If you look at what those Fortune 1,000 people buy, those customers buy, then getting the 10-gig, 1-gig into that market has a potential addressable market, if you will, in that segment of $1 billion to $2 billion.
And finally, one area, the last area that we’re focused on through our integration and planning, is professional services. Because Foundry does not have a robust professional services organization. That wasn’t their strategy. As you saw earlier, Brocade has been very successful in developing a professional services business. Last quarter, 70% of our revenue was in professional services, support and maintenance. So, by taking their business and bringing that to the same model, using our professional services, support and maintenance delivery systems and infrastructure, that again could be $60 million to $100 million.
There’s probably a little bit of double count in some of this and we have validated this or actually gone out and gotten the information from third-party analysts. But the point here is that there’s a phenomenal opportunity for us to increase revenue beyond the base case that I showed you. Logical, validated reasons where it’s up to us to execute and if you put that opportunity in the framework of some of the branding work that Tom has shown you, that that gives you further understanding of why we feel this was such a compelling transaction.
Now, if you were to take some of that upside and layer it in and say, what does that do to your earnings power? You can see there’s a nice curve there, a nice deep curve and as you generate incremental revenues, I only went to $400 million on here, but at $400 million, you’re generating between an incremental $0.20 to $0.25 worth of EPS. So, again, I’ll say it again, it’s all about driving additional revenue through the combined transaction.
So now, again, on a preliminary combined basis, what would our balance sheet cash flows look like? So we’ve laid out Brocade Q3. We’ve laid out Foundry’s last quarter, which was Q2 for ‘08 and compared that with our current outlook for the combined companies exiting the end of the year, at the end of our fiscal year ‘09, at the end of our ‘010.
We will start the transaction with something in the neighborhood of $400 million in cash. That is a build up by $100 million to $200 million through fiscal ‘09 and then grow again in 2010. From a DSO perspective, it’s going to take awhile for us to get their model back to our model, but we have a range of 45 to 55 days. Improvement on their side and kind of a blending on our side.
From an inventory turns, inventory turns until we get completely into the supply chain optimization, turns will go down, but they will be at a level of 10 to 12 times per year, which is still pretty healthy turns. Cash flow from operations, you can see the significant increase we expect in cash from operations, generating between $425 million to $475 million a year. On a cash flow basis, $575 million, $625 million in 2010.
Capital expenditures, including our campus, the campus will be completed late summer, early fall, 2010. So there’s no additional investment after that. The total debt, we’ll be reducing total debt levels there from deferred revenue, for those of you who track that, and then you can see, with the strength of the cash flows, how we delever the balance sheet pretty quickly. And even at our high point, it’s still a reasonably prudent capital structure.
Now, what I also wanted to do is kind of just graphically show you some things around these cash flows, showing you ‘07 actuals, where we expect to end this year. You can see the big step up in cash flows from operations. I’ve broken that out for you between basically free cash flow versus investments in both the campus as well as our other capital purchases and you can see stepping up from the $340 million to the $450 million and the $600 million and the components of that.
What I’ve also done in ‘09 and ‘010 is shown you what our modeling has for our debt payments. So we’re anticipating retiring $150 million in debt in ‘09. Going into 2010, $700 million worth of modeled cash debt reduction. Now on that, we are assuming that we will do a debt lease back of the new campus facility in late 2010 when we would use that cash for debt retirement.
So, let’s take a look at our long-term model. I’ll talk about changes a little bit more in the next slide, but with the combined operations, we are taking up our long-term model, both on a gross margin basis and on a up-margin basis. Because the foundry transaction is actually accretive to our model.
So, where we are today is within the DCI group, the services group and certainly Foundry all operating well within the targeted model. On the other category, breaking that out between server, on the server, that is a representation of the HBAs and they will be coming into model as their HBA revenue ramps. And on the files business, it will be coming into model as they can drive their revenue up. So on a consolidated basis, it leads to a very healthy, very strong company, from both a gross margin perspective as well as an operating margin perspective.
So, if you go back in time a little bit, we came out with Brocade’s long-term financial model, [we came with that] in 2005. We kept that model for three years and then we adjusted it last year, we brought the model up and then this year, we’re bringing it up again.
If you look at what we’ve been able to accomplish on gross margins, the gross margins through 2006 continue to improve. With the acquisition of McDATA, it went down. As we fixed the cost structure of McDATA, it continued to ramp up again. If you look at it from an op margin point of view, nice growth, continued growth, even while we were fixing the cost of goods sold McDATA. So, it’s been a nice up tick. And again, this analyst day, we are raising our model yet again in terms of our commitment to the Street.
So just to summarize, again, 2008. Great year. We — our organic business, our Fibre Channel and related businesses, very strong. Foundry is expected to be accretive in ‘09 and ‘010 and continue to be ever more accretive if — as we pay down the debt and opportunities around the tax rate, let alone the tremendous opportunity there is on the top plays.
Cash flow from operations will continue to grow the profile of companies from a cash flow perspective. We’ll get nothing but better and better. Then we raise the [long come out]. We have a lot of faith in this transaction, that we believe we can commit to the Street an even more profitable company going forward and to the extent that we pay down debt faster or we achieve any of these revenue synergies, it’s even going to be a much better deal.
So that’s — that was what I was covering today. And I think Mike is going to come up here and start a Q&A session. So, thank you for your time.
QUESTION AND ANSWER

Mike Klayko - Brocade Communications Systems, Inc — CEO
Okay. Get your questions ready. We have a couple of them that we’re — we paraphrase and I’ll have the guys come up right now and have a seat and, Ian, I think you’re coming up. We have, for those of you on the webcast, we have TJ who’s going to be up here, Ian, Richard, Tom and myself. I’ll get it started right now with a couple of questions.
In fact, you’re getting the answers in the handouts and in your slides and so forth, but why do we win in the market? And you continue — can we continue the trend of winning and taking market share after we close the acquisition?
It’s interesting, I’ll put this slide up, this was drawn for me by a customer, which is the best place to validate any of the strategies. He took a piece of paper and he drew four quadrants and I said, Why did we win this very, very large data center deal? And his comment back was, look, I look at four things. I look at the speed. I look at the quality, costs and I look at risk. He said, you’re the most innovative company in the marketplace right now. You always deliver first, you’re the thought leader, you continue to push the technology forward that I can apply to my business problems. Which is great.

That’s first and foremost. So anybody that comes in has to go ahead and exceed that, not be at parity. And I said, All right. He said quality. Because we had the highest quality product in my infrastructure. He said, In fact, you’re 99.9999% provider of technology in terms of quality. So it’s not a quality issue. In fact, I expect that standard now of anybody coming in to this space. He said from a cost standpoint, he said frankly you have optimized my infrastructure, you’ve delivered more than you said you’re going to do and you’re a low-cost provider. So it’s not a cost, just a cost element.
And finally from risk. He said, it works. It works really, really well. And I’ve trained my people, they know how it works. I have all the scripts working. So he said it’s not one thing. It’s speed, quality, cost and risk. And we’re going to apply those same principles to the Foundry product line.
They are tried and true principles and we’re just going to apply that and then bring that forward to the marketplace. And so it’s not just one thing, it’s a combination of all of those, which gives us confidence that we’re going to win. Second question that came in, which again, was — we paraphrase it back, is how far along are you in the integration process? Is there any surprises? Can you say anything? TJ?

TJ Grewal - Brocade Communications Systems, Inc — VIP, Business Development
Yes, so as part of my responsibilities, I get the integration as well. So so far, things are going very well. We’ve got a team running the process from both sides and this has been a very collaborative effort. But we drive the decisions. Richard talked about HSR clearance that took place over the weekend and so that’s really accelerated information sharing and our ability to nail down certain things. I think in general, spirits and culture and the attitude is very positive.
And also, the thing that we’re being very careful about is we want to make sure we maintain revenue momentum and revenue — sales momentum for each of the companies, not just right now, not just on day one, but we’ve been thinking about what the model looks like in ‘09. We’re not going to — we’re not doing things for the sake of costs that we think could damage revenue or anything like that. So we’re being very conscious of that.

Mike Klayko - Brocade Communications Systems, Inc — CEO
Okay. Thanks, TJ. Third question, what are your plans for the combined product line and road map? Tom?

Tom Buiocchi - Brocade Communications Systems, Inc. — VP, Marketing
Yes. So there were a lot of questions, obviously, about what do you do with their product line, your product line, how does it overlap and so forth. And our commitment to the market, much like in the McDATA transaction was we’ll have a fully published road map on day one within 24 hours of the market and every one of our customers will know debt combined road map of having just passed HSO, we obviously can’t make those determinations today, but it’s very straightforward, right? Our product lines don’t overlap.
They address different market segments, they have different technologies, have different development teams in them. We’re working on FCOE and the Lossless Ethernet capabilities that TJ talked about, Foundry was not. So there really is no product overlap and therefore we would anticipate maintaining the entire product line from both organizations, maintaining the supply of that in the marketplace and obviously we’re upholding all of our support and service requirements for those.
So unlike the McDATA transaction, there’s no product line overlap, it’s a pretty simple equation, it’s one plus one, we’re not going to change anything.

Mike Klayko - Brocade Communications Systems, Inc — CEO
All right. Thanks, Tom. With the acquisition, have your priorities changed? Are HBAs less important? I’ve heard this quite a bit. So frankly, clearly, I should say that Foundry is the big focus for us right now. But I will also say, with the HBAs, they are now more important than ever. And we anticipated this as part of our strategy.
Because when you look at the end-to-end connectivity and the opportunities that we have around converged network adapters, where 10 gig fits, CEE products, FCOE as well as the current Fibre Channel product lines, it’s not what — the products we have today, but it’s that whole ecosystem of products, they become more and more important going forward and so the answer is, yes, they are incredibly important and we are not defocusing that at all.
Fifth question, how does the Foundry acquisition affect Brocade’s view on FCOE and network convergence? What was the real reason behind the acquisition? Okay. Who’s got that?

Unidentified Company Representative
I think I’ve got this one.

Mike Klayko - Brocade Communications Systems, Inc — CEO
You’re going to do that one. Okay.

Unidentified Company Representative
So, it’s the misconception that we’ve seen in a number of places over the last few months that the Foundry acquisition was related to the new emerging technologies. And I think it’s been said a couple of time, but just to reemphasize, Brocade already had long-standing development programs in place to develop both FCOE and CE technologies.
These are not things, which you can do overnight. They involve 2 or 3 year development cycles. And so while clearly the foundry acquisition has a number of assets in terms of knowledge of the Ethernet customer base and some very talented engineering folks who will add to the overall development programs around FCOE and CEE, Brocade is well and truly on the road to delivering both technologies.
I think we’ve already shown road maps that show FCOE and CE technologies showing up in ‘09 and probably one of the most compelling stories we have today is that the products that we’re shipping today, as Brocade, namely the DCX chassis, which was off to such a phenomenal ramp, yes, in fact approaching 40% of our enterprise-class shipments for the year-to-date, that is a platform that FCOE and CE technologies will show up in.
So, when customers look at what infrastructures they buy today that will provide investment protection for the future, we’ve demonstrated a committed road map of related technologies around FCOE and CEE that will be integrated into the DCX chassis you buy today, just providing that investment protection for several years to come. And it’s a compelling reason why DCX is winning in the marketplace today.

Mike Klayko - Brocade Communications Systems, Inc — CEO
Actually, I think you had your slides in here about those plans.

Unidentified Company Representative
Yes, so when you look at it, looking out over multiple years, which is certainly how customers want to talk these days, about what technologies are going emerge, when will it be adopted? You can see here that we have very committed road maps in all segments. So by no means are we defocusing Fibre Channel. We believe Fibre Channel has many years of life ahead of it.
In fact, we already have fully funded programs in place to move from eight gigabit Fibre Channel, where we are clearly the leader today with more than a year’s worth of time to market advantage, moving to 16-gig Fibre Channel over the next 2 to 3 years. New capabilities that we’re building into the fabric switches that we have today and going forward, such as encryption, replication, basically providing more facilities, more services to customers who are building networks today for connectivity.
They’re being able to leverage that infrastructure and that investment more and more to do more services, to provide more application flexibility across the networks. And certainly FCOE and CEE, as they mature as standards, we will have multiple different implementations of those technologies, both as standalone products, but also integrated blades into the chassises that we ship today, thus providing that investment protection story, which is a pretty compelling value proposition for customers today, let alone what they might be doing going forward over the next 3 to 5 years.

Mike Klayko - Brocade Communications Systems, Inc — CEO
So the next question, it was paraphrase. How does Brocade’s strategy differ from what Cisco announced this week?

Unidentified Company Representative
Well, I’ll take that one. And obviously several of you were at the Cisco Analyst Day yesterday and got a glimpse of the data center strategy and so forth. But by and large, our customers are telling us that our strategy is resonating very well. Let’s just call out some of the clear differences in terms of our data center strategy.
It’s very much a partner based strategy. It’s very much enabling technologies to allow our partners to manage that infrastructure on a holistic basis. We believe the consolidation, as TJ talked about, does not occur on a physical level necessarily. It may occur on a management level. We also believe we have a much more pragmatic time line as to how customers will move to that next generation data center infrastructure. By and large, validated by our research and by our customers, we just don’t believe the timing is any time this week or next week. We believe it’s over multiple years, if at all, right?
And for those of you who are new to Brocade, we did host a technology day, in which we unveiled our technology vision and direction across several of the aspects Ian talked about in June in New York. So there’s a web link there in our entire slide presentation, I won’t go over those on the slides today, but they’re available.
And obviously there was some announcements yesterday from Cisco. The key one I want to point out is that they did announce eight gig capabilities for their MVS Director family. And again, huge difference. Eight gig is not always eight gig. And in the case of Brocade, we are going to maintain a tremendous performance advantage with our eight gig solutions in DCS. as Ian talked about, over the new MVS eight-gig products. Just a — to put it in layman’s terms, all ports on our products operate at eight gig all the time, simultaneously. All the lanes of the highway are running at eight gig all the time. Right?
In the Cisco product, there’s a tremendous over-subscription and bandwidth limitation, which limits the amount of ports that can operate at eight gig to a very, very small fraction of the total ports. So we’re going to encourage customers that eight gig is not always eight gig and if they want to compare, please have the comparison. But we’re very confident in maintaining our leadership even after that announcement yesterday.

Mike Klayko - Brocade Communications Systems, Inc — CEO
Okay. Brocade’s an OEM company, Foundry is primarily direct and channel. What’s your post-acquisition go-to-market strategy for products and services?
Again, a common question.

Unidentified Company Representative
So I think it’s been said a couple of times. One of the top priorities of this acquisition, day one, is not to disrupt any of the revenue streams of both companies. So there is no intention out of the gate to change the go-to-market model. There are clear upside opportunities, which have already been articulated by Richard and others, where today there are zero OEM customers at Foundry and Brocade has 23. There is almost no, I would say less than 10%, overlap in terms of our end-user customer base.
So, from an opportunity perspective, once we get through the sales integration part of the — of the acquisition integration, we’ll know a lot more about those opportunities, but think of it as a huge opportunity for us to take the position Brocade occupies today as a very credible, seasoned partner in the data center, leveraging that credibility to introduce the Foundry products into customers who have come to trust us, rely on us and depend on us for mission critical applications and networking requirements.

And at the same time, as we have pointed out, for example, in the federal government segment where Foundry has established very long-term relationships, very strong partnerships, both with the system integrators as well as the various government agencies, an opportunity to, of course, leverage that position to introduce more Brocade fan technology.
But certainly we do see the need for us to focus more on the opportunities in the large enterprises for the Foundry products. It’s a relatively untapped market for Foundry. And I would use a term, which we’re hearing consistently in the market today, which is fiscal fatigue in those markets. There’s the sense that there has not been a credible alternative to Cisco.
And certainly, in terms of stability, size and strength of company, even if products have been available, I think it’s a combination of the innovation, the technical capabilities of the Foundry products, plus Brocade’s credibility in the high end enterprise class customers that give us a big opportunity out of the gate. And the other one is clearly in the channel and international operations where you’ve heard already that Foundry are relatively underrepresented in international markets. There is a heavy concentration of business in the United States and as you’ve heard, Brocade has a more balanced geographic spread of revenue. So clearly there’s upside opportunities for us to go and build out the channel as well as our end-user focused selling activities in those international markets.

Mike Klayko - Brocade Communications Systems, Inc — CEO
Okay. How does your ongoing server virtualization trend affect you? The ongoing development? And I know several of you have heard this 1,000 times but for those newcomers I want to go through the map because it’s pretty straightforward from our perspective.
The server virtualization is a very positive trend for us, in many ways because the term Storage Area Networking is a misnomer. It turns out for every port of a Brocade switch, Fibre Channel switch that attaches to a storage device, we attach roughly 10 servers. So in fact, the consumption of our product in real life is driven by an order of magnitude more of server connectivity than it’s storage connectivity. Server units connected to Fibre Channel ports drive, on a ten-to-one ratio, the amount of ports consumed in our product.
Now, that’s one portion of the map. The second part of the map is that a virtual server, because of the nature of this behavior, you don’t want to put a hard drive in a virtual server. You want a virtual server which is going to change applications over time to be able to attach the different data sets. So virtual servers are almost 100% likely to be connected to network storage. So that’s a good thing.
In a physical server world, about one in five physical servers are attached to the Storage Area Network. So the more virtual servers there are the more connectivity of servers there are to storage networks by a four-to-one or five-to-one factor. That’s a good thing for us.
And then, the final point is that in many reports that confirm this recently, the method of choice for connecting a VMware or other type of virtual server to a storage network is a Fibre Channel SAN today. I’ve seen reports as recently as a week ago that confirm that data. So more server ports being connected, virtual servers more inclined to connect to Storage Area Networks and Fibre Channel SANs being the predominate use case for that. So we like server virtualization a lot.
Number nine, what are you most worried about? I’ll take that. Some of the things I can’t control. You guys are dealing with it all the time in the financial markets and so forth. I can’t control that and frankly I don’t want to waste a lot of cycles worrying about it because I can’t go prop that up and change things.
But I can actually worry about some things that are under our control. And there is an enormous amount of opportunity in front of us as a company. And prioritizing it and making sure that we invest in the right opportunities are things that I do worry about, because those will make a big swing difference on how we take very limited resources and put them on these huge opportunities to leverage going forward.
Now, I always view talent as an enormous differentiator and I think we have a very talented team. I’m worried always about making sure that we have the right programs and processes and development and opportunities available around the people side. And so we always bring in the right people.
And finally what I worry about is execution. The reason we win in the marketplace, in many instances we execute very, very well. We say what we’re going to do and then we execute and do it. And that’s one thing that I want to make sure that we never, ever lose that formula around execution. So those are the things that I worry about all the time in making sure that we have the right processes, plans, controls and strategy in place to go ahead and continue to go forward.

Number 10 is what specifically are your partners and customers saying. Ian?

Unidentified Company Representative
Well, I mean there are just some chords that we had back once the acquisition was announced. I guess the point here is that customers and partners do view this as an extremely positive move in the industry. There has been I think a need for a credible alternative to the leader in the Ethernet business for some time.
It helps end users with their geo vendor strategies and obligations, it helps balance their purchasing power, it helps ensure that there is always a credible alternative. And you’ve heard it several times, our expectation out of the gate is not that we supplant the other leading player over night, but we present ourselves as the most credible alternative.
And overwhelmingly the customers we talk to are saying we needed this to happen because we need choice, we need a company that is integrated with the other partners in the sort of ecosystem of technology companies that we depend on, such as the IBMs and the HPs, to make sure that this concept of end-to-end manageability, which is really at the end of the day how you really reduce cost in your IT environment is managing the assets more efficiently with a fewer number of people, with a fewer number of calls.
The companies that do that and have successfully over many decades proven to be most successful are the companies with whom Brocade has the deepest, longest standing, most trusted partnerships with. And that I think is reassuring the market, the end user customers in particular, that this acquisition will give them real choice and real flexibility and the ability to choose the best solutions for their particular need.
So very positive. I mean the data that Tom showed was based on market research. In real conversations with customers, one on one, it’s a big thumbs up. So we’re very pleased with the reaction.

Mike Klayko - Brocade Communications Systems, Inc — CEO
Okay, those are the top questions that came in that we put together that we could try to satisfy the — hands are going up already. You notice there’s no financial questions up here because we figured we’d have other thoughts before some questions came into Richard. With that, there are roving mics and I’m just going to kind of work my way back.

Unidentified Audience Member
Thank you. Good day, Mike.

Mike Klayko - Brocade Communications Systems, Inc — CEO
State your name.

Mark Moskowitz - JP Morgan Securities — Analyst
Mark Moskowitz, JP Morgan. This question is trying to grid a few of the presentations from Tom and TJ. I guess I’m somewhat confused and maybe you can help us out. Tom, you talked about going after the silver, not the gold, in terms of Juniper versus Cisco, we see the early stages. And then TJ was talking about how Layer 2 and Layer 3 switches are kind of a focal point for the next-generation data centers and conversion networks. But Juniper really is in Layer 2 or Layer 3, so can you kind of talk about why you’re focusing on Juniper first and not the other player?

TJ Grewal - Brocade Communications Systems, Inc — VIP, Business Development
I don’t think we were necessarily focused on Juniper, I think it was an interest and almost illogical response that we were getting from some customers on why Juniper ranked so high. Because as far as I know, all they have right now are stackable switches and a promise to deliver modular switches. But they’re a new entrant and they’re going to have to go through a new entrant test case to get there.

I think the bridge between my presentation and Tom’s is really from a customer perception standpoint. We know that the core technology area that we need to focus on, that from a branding perspective, customers weren’t necessarily thinking of Foundry as being the other alternative a [grid agent] should look at. And that’s really where we see the opportunity, because the customers we’re using today, they’re very happy, there’s no weak point. So it’s more about getting more exposure for them.
And then there is a little bit of this false negative of Juniper scoring so high on that, which the reality is, as more of those technical decisions move down to the folks who are building the infrastructure, they know that there really aren’t products from Juniper to satisfy those requirements. So we just need to fill that void.

Mark Moskowitz - JP Morgan Securities — Analyst
Then my last question here, getting back to the HBAs and the intelligent work, Tom and Terry, it seems if we take n to account with Brocade and what Cisco has been saying about recently about network adapters and conversion adapters. Is the Brocade entry in to HBA really about being in position in the conversion of a net card and HBA down the road? We really don’t see a standalone adapter, we just have one and thereby the standalone HBA folks are in trouble down the road?

Unidentified Company Representative
Let me take first crack at that.

Unidentified Company Representative
Let me add one comment. So there are multiple market places, there’s today’s market place and there’s the next few years market place and there’s a market place beyond the few years net, and you have to have a strategy that addresses all three of those. And so we have four and eight current product sets that will be coming in to the market place around Fibre Channel and so forth.
So then, you’ll see the next generation that adds more capabilities around 10 Gig and FCoE and others and then you’ll see conversion networks really have even more capabilities going forward. A lot of them have to do with software stacks and so forth around, you’ll need to be able to do flow control and quality of service and a variety of other things that don’t really exist today because you need that end to end solution.
So the answer is yes, yes and yes and we’re going to be in all three spaces and I call it crawl, walk and run. And so we’re going to crawl in to the one space and we’ve learned a lot and we’re doing quite well. And by the way, we’re going to be in this space right now because we’re being asked by our customers too. The walk phase is going forward and the run phase is we’re well positioned for the larger market place going forward.

Unidentified Company Representative
There’s no absolute in this one, right? But we have customers in the same day in our EPC that say I’m going to go to the conversion network at some time and I need plans and then an hour later a customer will be saying hell no, never, I’ll never do that. So I think you’re going to see standalone, you’re going to see some convergence, and as Mike said, it’s going to be all of the above for quite some time.

Unidentified Company Representative
Over here? Sorry, I should have seen where the microphone was.

Aaron Rakers - Wachovia — Analyst
Thank you. Aaron Rakers from Wachovia. A couple of questions more on the financial side. I guess in terms of the combine companies and I look at the gross margins assumptions you’re making for Foundry, I think it was 61% or so. That’s a bit lower than we’ve seen Foundry running over the few quarters and if I think about that in the context of the ability to take out contract manufacturing, a lot of synergies potentially in cost of components et cetera, I’m just trying to gauge is that a conservative assumption? Or is pricing mixed in to that to maybe get a better position in the market? And then I do have a follow-up.

Unidentified Company Representative
Sure. It’s not a pricing issue. It really reflects the investment that we’re going to make in to reducing and restructuring their product cost capabilities. That’s the short answer. As you look over the time horizon, you’re going to see that better for them on a standalone basis but as the company moves in to more markets and becomes more successful, particularly in the area of — a prime example is HBAs and the move towards mezzanine cards. That’s affects the overall model but for Foundry specifically it’s really an issue of the investment we make to generate the returns further out.

Aaron Rakers - Wachovia — Analyst
Okay. I’ll leave it at that. And then the second question I guess the same to the debt when you initially announced the acquisition I think the EBITDA or the debt to EBITDA margin that you were throwing out there was 2.4 to 2.5. I think on a slide today you noted it was 2.7 to 2.8. So I’m trying to understand exiting 2009, what was the change in the assumption? Is the debt getting more expensive given the current market conditions? Or is there a change in the EBITDA on the denominator side?

Unidentified Company Representative
I think the confusion there is whether you look at it on a secured versus subordinated basis and I think if you go back to the slide we showed, this fold that gives you something like eight to two, 3.2% ratio at the time of the transaction and the slide that I showed today was pulled that on a full debt EBITDA.
The numbers you’re referring to when you peel the onion back to the next layer which is a senior secured versus unsecured or transaction financing versus longer term structural financing, that’s the numbers you’re quoting. So the short answer to your question is nothing has changed. Pricing is not assumed to have been changed. It’s just when you’re talking about the leverage on the senior debt or leverage on the total debt.

Doug Whitman - Whitman Capital — Analyst
Okay, I want to go right here.

Unidentified Company Representative
If you could talk a little bit —

Unidentified Company Representative
Could you also name for the webcast.

Doug Whitman - Whitman Capital — Analyst
Doug Whitman, Whitman Capital. If you could comment, you talked about the commitment from the bankers. If you could be a little bit more specific about what that means exactly and then distribution of the commitment. I mean obviously Morgan Stanley’s down 35% to 40% today so there’s some concerns out there about their long term ability. And then the other part would be that you also filed that you went in the market to buy Foundry stock with the stock down so much like it is today, where are you on buyback and what’s that going to do as far as making the deal more accretive because you’re clearly buying a lot below the deal price.

Unidentified Company Representative
Two questions. So first of all I’d say that when we picked this deal we picked some of the cream of the crop when it comes to the financial industry and Bank of America certainly is a very strong secure commercial flash investment bank, Morgan Stanley despite today’s hysteria is still fundamentally sound investment bank. Starting with that. So where we have is we have a full commitment to Bridge facility which means that the transactions already financed.
I have $1.5 billion of committed financing. What we’ve been doing over the last 30 some days is effectively taking that commitment off of the balance sheet of Morgan Stanley and BofA and distributing it to other partners to commitments to a term loan facility, commitments to the revolver, or commitments around a bond slash convert which is the longer term structural component of our capital.
So what’s happening is as we go out there, there are lots of very strong banks that are even getting stronger with every day that goes on as confrontation goes away and those banks wanted to do this with the consolidation company. so they have stepped up and they have consumed a good portion of our term commitment. There are also a lot of funds out there who want, who specialize in holding these types of term transactions and because of the lack of good deals out there we’re getting lots of interest, we couldn’t be more pleased so you have to start with the assessment that the financing is already there.
All we’re simply doing is helping BofA and Morgan Stanley distribute that out to other holders, longer term holders of the product. And again that aspect of it is going very well because what they look at is they look at cash flow and they look at debt serviceability and when they do their models plus the confidence of getting from the rating agencies, this a very attractive property product for them and the resulting interest has been very, very high. Which leads us today to have very high confidence, absolute confidence in the deal.
Your other question, I’m sorry.

Doug Whitman - Whitman Capital — Analyst
The stocks trading 20% below what the purchase price is, so.

Unidentified Company Representative
Right, well so what I said probably hurts me because I’m in the market for Foundry stock but the way it goes. But from my perspective we have filed with publicly filed our intent because we opened this 10B5-1 buy back program which is a structured buyback program to take advantage of the fact that Foundry stock today is substantially less expensive than ultimately what I’m going to pay for it. So I have the option under my program to be in the market and to be purchasing stock. I have other filings earlier this, early in August which indicated that I had in fact been in the market and have acquired amounts substantially below the open price the we’ll pay for the assets.

Doug Whitman - Whitman Capital — Analyst
So the numbers today don’t show the potential accretions that you’ll get from buying stock cheaper?

Unidentified Company Representative
That is correct. I have not assumed the advantages of my current market activity in to my base case.

Doug Whitman - Whitman Capital — Analyst
Thank you.

Unidentified Company Representative
Next question. Do you have a question? State your name one more time.

Kaushik Roy - Pacific Growth — Analyst

Kaushik Roy from Pacific Growth. Seems like the Street is not very happy with the numbers you just presented, the stock was down 5% before you started presenting, now it’s down 8%, 9%. But I guess as a follow-up to Doug’s question, can you — the questions we’re getting now is can they close the deal? I mean, it’s all about financing now. Can you give us more color as to what debt [splits] between BofA and Morgan Stanley? Or anymore color will be helpful. And then I have a follow-up.

Unidentified Company Representative
Sure, first comment is so if you look at the earnings capability and the commitments that we’ve put down in this program I think that’s set us under where number of organizations that are delivering that level of profitability, that level of cash flow and honestly, just if you have some examples feel free to share. Because we stand nearly alone in capabilities, our gross projects, our technology capabilities, and technical portfolio so the long term debt we should be rewarded and there’s nothing but a huge amount of potential upside to the base case we’ve presented today. And I think that stands on its own.
For now in terms of discussion around the financing, I’ll say it this way that we are fully confident in our ability to finance the deal. The market is interesting days that we go through today to put it mildly but at the end of the day I’m comfortable in my opportunity, in my financing and if the market doesn’t believe that then it simply creates an opportunity for me to lower the cost of the acquisition and further support my long term shareholders.

Kaushik Roy - Pacific Growth — Analyst
What’s the difference between BofA and Morgan Stanley split on the financing?

Unidentified Company Representative
We have a — so I’m not going to get in to that but if you would like to the commitment letter is on file through an 8-K.

Kaushik Roy - Pacific Growth — Analyst
Okay and second question is Dell just said they’re seeing some weakness in the micro, Nortel they just cut their guidance. What are you seeing in terms of demand in the near term. Are you seeing any weakness? Have you noticed any change in the last few weeks? Are you comfortable with 382 and $0.16 for October?

Unidentified Company Representative
We’re certainly based on my presentation and I did basically confirm my quarter guidance. Okay. let’s get another two questions here. Name in front.

Min Park - Goldman Sachs — Analyst
Hi, Min Park from Goldman Sachs. just a couple of questions for you. First given that you’re not inclined to change or go to market tragedy per the acquisition could you just talk about what you’re doing now to gain more influence among the decision makers, among the end users? Sort of getting your platform ready for the converged platform in the future?

Mike Klayko - Brocade Communications Systems, Inc — CEO
Let me take a quick, and then you can add on. One of the things, Min, that we do is as you can actually do end user conferences. So a company like Brocade will do a variety of end users conferences around the world. We’ll go anywhere between 700 and 1,000 people at a conference to talk about data center technologies, our current product line and so forth. Now that we have some clearance we can expand that and start talking about what are we going to be doing going forward?

So we have tremendous influence that first of all Foundry hadn’t had in the past just from the reach that we have at these conferences. that’s one. And we’re reaching the global 2000 in that space. The other thing is that we have opportunity if we do have, we participate in most of our partner conferences and so we have a voice at the table there and key note speakers and so forth. And we’ll just be adding on to what we currently do because it is the worlds’ largest data centers that we talk to. We’ll just be adding on more and more capabilities there and taking that full message out to the market then. Anybody else?

Unidentified Company Representative
I think this just is to Mike’s point. I mean we have a conference happening in Vegas next week. It’s the Brocade conference. There are 1,000 end user customers registered to attend that and I think clearly there’s a heightened level of interest in what we’re going to say around the company’s strategy and obviously we’re limited in what we can say until we get through the acquisition, but I will, this isn’t something that just started.
If you go back two or three years we had a commitment to start building out our end user at Brocade, this is Brocade’s end user facing sales force and we now have probably approaching 500 people who spend their entire life talking to end user customers to drive preference and brand and help with the decision making ultimately fulfilled through channel partners and OEM partners. so we have a very strong footprint already in terms of reaching those global 2000 customers.
When you add to that going forward the roughly 500, 600 people that Foundry have in end user facing sales roles, you see that from day one there will be over a 1000 people out there talking about the combined company message and we organize and how we focus that resource obviously we’re going to work through that over the coming days and weeks.
But we’re already in a very strong position and you add on top of that the many thousands of sales and pre-sales people from our OEMs and our channel partners that over time I think we’ll have a compelling story for. You can see our market coverage and our reach is way beyond the size of company we are today or even close to that position. So from a go to market and market reach and customer touch perspective we think there’s a very solid base from which we’ll be starting the new company day one.

Min Park - Goldman Sachs — Analyst
And then just a quick follow up. On the potential revenue synergies you talked about in the transaction, these are the lengthily opportunities where you think you’ll have the most success and possibly potential timing of when we might see those benefits?

Unidentified Company Representative
Five categories of revenue opportunities. I don’t think we’re limited to one. I mean frankly as you would do as we’re doing it we’re focusing very, very dedicated revenue teems on each five of those categories and so there’s almost independent tracks going forward because we think there’s upside on all of them.

Glenn Hanus - Needham — Analyst
Glenn Hanus, Needham. Could you first on the standalone model for Brocade, maybe I missed it, you have accelerating growth as you go in to fiscal ‘10, can you just go over the key items for that accelerating growth in fiscal ‘10 on Brocade’s standalone? And then what assumptions on the Foundry side did you use in your analysis? Are those Street estimates? Are there, where did they all come from? I don’t actually follow Foundry.

Unidentified Company Representative
The primary driver for the acceleration of growth from ‘09 to 2010 is driven by the expectations that by the end of ‘09 and into ‘10, the overall economy and therefore IT spending will improve. That is the driver there. from a how we came up with our outlook for Foundry, basically it’s a combination of looking at the due diligence that we did, and measuring that due diligence against where the Street analysts for Foundry are and trying to come up with a level of consensus that we could use and basically affirm that through the work we did through due diligence and the work we’re doing in integration.

Unidentified Audience Member
I guess building on that a little bit, a lot of great discussion today around the enterprise side of the business. Looking at Foundry clearly they’ve seen a lot of fundamental success around some momentum on the service provider side, 20%, 25% of the mix. Can we spend a little bit of time talking specifically about your plan relative to that service provider business? What those customers may be telling you about the transaction and what level of R&D you think that business will require going forward?

Unidentified Company Representative
So I’ll talk about that because from our point of view the fact that there is a service provider business and they have built a healthy revenue pocket there is a good thing and when we saw that as kind of extra on top. Right now, we’re not planning anything in terms of the direction that Foundry was already taking from a service provider perspective and so I think that’s fine.
I think we saw as part of the diligence and as part of the [what happened], we were trying to understand the company that they took a very measured approach tot hat market because that market can be spikes and valleys in terms of what happens. But we saw a very measured approach to what they believe that they could accomplish in that market and what it would take from an R&D perspective. So we’re forward to having that market as part of the portfolio as well.

Glenn Hanus - Needham — Analyst
We view that as more of a maintenance side of the business with the incremental focus obviously on the enterprise side or just kind of conceptually how we think about that out there.

Unidentified Company Representative
No, more the maintenance right because if you look at the core technology building blocks and where are they relevant you’re talking about core technology which is relevant both in the enterprise community but then it also has extension in the service provider market so we want to take advantage of that. That’s more than maintenance.

Glenn Hanus - Needham — Analyst
Perfect. Thank you very much.

Unidentified Company Representative
Okay, next question. Let’s go right over here then, okay?

Derek Queen - Old Lane — Analyst
Hi, Derek Queen from Old Lane. Richard, just back on the stock buyback, you bought as of August 14 — you bought 7.6% of Foundry so the original 10b5-1 was for approximately up to 10% of the company like 14 million shares. So my question is what’s preventing you from buying more stock or upsizing the 10B5-1?

Richard Deranleau - Brocade Communications Systems Inc. — CFO
Fortunately, the way attendees private program is designed is to insulate the company and the participants from being accused of trading on insider information. So clearly what we had to do was before we were in possession of the type of insider information we might get through integration, we had to lay out a strategy and a structure. That was then, that program was then put in place. So now that we are constrained only by the structure that we have put in place prior to moving in to the integration stage of the acquisition. So can’t adjust it today because the plan is active.

Derek Queen - Old Lane — Analyst
Okay. Does that mean that when the plan is complete that you could potentially upsize it?

Richard Deranleau - Brocade Communications Systems Inc. — CFO
The way we’re structuring the plan is, the right way to think about is that the plan that we filed our 8-K on is the plan of record and that’s the best way to look at it.

Derek Queen - Old Lane — Analyst
But you have the right to terminate that plan at any time, correct?

Richard Deranleau - Brocade Communications Systems Inc. — CFO
I have the ability to terminate it, best practices are to have a cooling off period between when you take a plan down and you put a plan back up and given the nature of our time line the cooling period off period would probably disadvantage the company.

Derek Queen - Old Lane — Analyst
Okay. And then I know you have expressed many time this morning your confidence in the financing but I think a lot of people are questioning the, just what’s happening on Wall Street I think two months ago, had this conversation a bit about Lehman, there really wouldn’t have been any question at all. And so I think a lot of people are just thinking in terms of contingency back up if one of the sources of financing goes away. Right now I believe the commitment is 50% split between the two, 50% each was the commitment from each of the financing sources. If one of the financing sources goes away is it possible or have you contemplated the possibility of the other financing source taking up the remainder that.

Unidentified Company Representative
Well, obviously BofA is a very large bank. Let’s start with that. the second thing to think about is the Brocade, Brocade isn’t marketing to the investment banks. Brocade isn’t marketing to Wall Street. We are marketing to our international regional other things that aren’t in the middle of the storm. And those events I said earlier if anything are getting stronger. We’re also targeting funds that make a living if you will out of holding these types of instruments.
So, when Lehman Brothers went through their bankruptcy, that had viral effect on Brocade because we didn’t’ have, they weren’t committed, we didn’t market to them, they weren’t part of the program, we didn’t’ do their distribution channels to the ultimate holder. So as the investment banks go through their process, we’re not marketing to them. We’re in a different market and we’re in a market that is much, much stronger than what investment banks have to deal with. So, I don’t know how to — how many times you want to say it, but honestly I’m confident in our capabilities to fund this deal.

Unidentified Company Representative
Let me just add one other comment. I’m confident we’re going to fund this deal. Okay. Anybody else want the question, because seriously. Everybody raise their hand if you have a question. We’re very confident we’re going to fund this deal.

Derek Queen - Old Lane — Analyst
Thank you very much. I appreciate it.

Unidentified Company Representative
Right over here.

Unidentified Audience Member
Thanks. (inaudible) from Yankee Group. Can you give some color on how you plan to leverage the OEM relationship that Brocade has with Foundry? Because typically on the network, most network equipment doesn’t get sold in fact hardly any gets sold OEM. And I know Perl Group did a little bit with Foundry a few years ago but that’s not that much anymore. So you anticipate that OEMs will simply be a reseller for Foundry? Or do you actually see them actually OEMing the product? Because many of them actually have relationships with Cisco right now.

Unidentified Company Representative
So I think we showed this job early on that suggested that there was two to $4 billion of Ethernet gear goes through OEM channels. Maybe to double click on that, if you look at the OEMs , they all have very sizable services and system integration arms so certainly in the case of the top two or three, there’s a substantial amount of Ethernet product that flows through those services system integration and solution arms of our OEM. That clearly represents today an opportunity and an avenue of discussion which at the right time once we get through sales integration we’ll be having with them. Because the same rules apply there.
Today, there is all those companies, there has been at least historically one viable option when it came to an end to an Ethernet offering. those same companies are having the same misgivings and concerns around being too focused in that area and so clearly with a relationships we have already at the most senior levels within those OEMs we are able to, we expect to be able to have some very interesting dialogue with them. So it’s not if you like necessarily the classic OEM model but it’s the same companies within we’ve developed very long-standing trusted relationships and I think there are multiple opportunities within those companies for some form of relationship around the Foundry products.

Unidentified Audience Member
So do you feel that there’s, they actually want an alternative because of what drives demand from a reseller is simply customer pull and if customer pull is asking for Cisco, they’re going to give them Cisco even if you have better margins on products right? So do you feel that there’s a certain element of customer demand creation that you need to do up front before you can get them, is there a flip there that a reseller had on Cisco to you?

Unidentified Company Representative
Sure. So as I said, we’ll have from a customer demand perspective they’ll be a 1000 people in the new Brocade company calling on those Global 2000 accounts to drive demand preference for the combined companies offering. Secondly, I think as we pointed out a couple of times, I wouldn’t agree with the statement that those customers are calling for Cisco.
I think those customers are calling for an alternative as well as Cisco. Because clearly from an Ethernet perspective Cisco have a credible position, they have a very broad portfolio but choices is important in any market and I think those larger customers particularly and the channel partners that sell those products have expressed very clearly to us a strong interest in having the discussion around the alternative that the new Brocade Foundry offering will provide.
So, I think through the demand creation, clearly through marketing and sales we will have as the new combined company, the fatigue factor that is very palpable out there in the market place right now around the other competitor, I think there will be more than enough opportunity for us to go in and as Mike said earlier on, it’s about execution. And both companies I think historically, certainly in the last several years have demonstrated a great track record of sales execution and we don’t intend to change that as a new combined company.

Unidentified Company Representative
Back there?

Sam Wilson - JMP Securities — Analyst
Hi, Sam Wilson from JMP Securities. First Mike, you’ve added $0.55 since the Foundry stock pricing Q&A started.

Unidentified Company Representative
I’m sorry, I didn’t hear you.

Sam Wilson - JMP Securities — Analyst
You’ve added $0.55 to Foundry’s stock price since Q&A started.

Mike Klayko - Brocade Communications Systems, Inc — CEO
Great, thanks.

Sam Wilson - JMP Securities — Analyst
I’m going to probably ask the questions a little bit direct but it’s probably on everyone’s mind which is a little bit this. The equity markets are down 20% year-to-date, the financial services industry is blowing up, and you guys like to do scenario analysis, I think Tom said, so can you just give us a little bit of a sense for what’s the scenario as world economic activity slows down if the underlying economic assumption built into this transaction and built in to the company over the next one to two years are lowering than currently modeled. What’s your thought process would be the steps and the milestones you would go through to adjust the business?

Unidentified Company Representative
Let me take first crack and the other guys all have an opinion. One of the things we run our company on is incredibly tight metrics. It’s all E to R driven so we do very E to R driven and we have a very dynamic model that allows us to adjust very rapidly based on we have expectations around revenue and market opportunities and if those expectations are being exceeded, we can increase the E but if not we can actually give this to an SO, we can deliver the returns on a fairly consistent basis. I mean no one mentioned dry will that we’ve actually exceeded our expectations on earnings 13 quarters in a row and so we have that model still, and it’s very, very tight.
From an environment standpoint it’s interesting, even though you talked about world economic collapse in some areas around financial institutions or whatever, the fact of the matter is data traffic doesn’t stop nor does storage growth stop because of that. And so folks are actually trying to figure out how do they redefine what they currently as well as grow in to meet the requirements of the future, that’s required some type of assessment re-architecture. That’s where we play.
So we fit in the middle of that firestorm and even though there are all these things going around we actually have to be the calm in the middle of it because we are that constant. Data is going to continue to grow. I challenge anybody to give me one industry where data’s not growing, one geography, one sector, anything. Data grows and it continues to grow. We bring out new technology that increase enormous amount of storage requirements and then everybody wants to be connected.
You’re going to see more and more things being connected over time which will drive more and more internet traffic. So those two elements where we sit, does give us a balance because it’s not just geography, it’s not industry, it’s not just tied to the technology so there’ll be ups and downs along the way and our models tend to be ups and downs from an actual tumultuous time that we live in I think we’re going to survive quite well and grow and thrive.

TJ Grewal - Brocade Communications Systems, Inc — VIP, Business Development
And just to add, as the cost expectations get more and more pointed and people drive towards that, it’s consolidation, virtualization type of things and connecting is, we’re not an optional purchase in that situation. We’re the sharing device that allows people to connect more, achieve more utilization, lower cost and as the virtualization drives that consolidation trend we are the de facto of choice. And I don’t want to be disingenuous, right? We’re not, nobody’s a zillion to all these things going on but we are more of a non-optional purchase as these cost considerations kind of put a way out.

Unidentified Company Representative
And then just one quick thing, Sam. The one thing about us that read through probably the whole set today is because of the way we drive our models, the ability to turn revenue in to cash is very quick and very efficient so we are in a position to build the react one way or another for addressing contingencies. And even with the financing that we’re doing you can see that we’re still going to have significant levels of cash on the balance sheet as well as an undrawn credit facility. So because the way we run our models, we can react faster and more effectively to these kind of potential downturns of scenarios that would happen.

Sam Wilson - JMP Securities — Analyst
And if I may just ask one sort of tactical follow-up question. Right now, what are you doing to sort of scrub your sales pipeline? Are you being very diligent about your sales pipeline that you’re getting from your sales folk? And secondly, do you think from your major OEM customers their business visibility is the same? Is less than it’s historically been to you? Are you a little bit more careful with the visibility they give you? Just your thoughts there. Thank you.

Unidentified Company Representative
So in terms of the pipeline, clearly as we’re still in the integration process, there’s no, we’re not, we cannot and do not work with the Foundry team on sharing information. What we are doing and I’m not sure if this is the answer that you’re looking for but what we are doing is clearly already as Brocade we’re mapping accounts. We’re looking at the largest accounts, we’re going our analysis at how much do they spend on Ethernet gear. We’re looking at the relationships we have to come up with what we refer to as the heat map of opportunities which we believe will exist day one. Once we get through this integration’s phase and we can start to share more information, we’ll validate that with our colleagues at Foundry.
So I would say there is a funnel of opportunities that we think exist there. We still have to go through more scrubbing of that. On the — .

Sam Wilson - JMP Securities — Analyst
Hang on for one sec — I mean, practically just core Brocade. Not integrated Brocade Foundry together, just core Brocade, your traditional Fibre Channel and SAN pipeline, and the more traditional storage visibility that you get from your OEM.

Unidentified Company Representative
So I think it’s been said a couple of different ways, we have not yet seen in our recent numbers would bear this out, a slowdown in activity. In fact what I was going to — as to the last question was, if you think about it logically, just a very practical level, the activity you’re seeing right now around consolidation roll up of various companies.
What that ultimately translates into is one big company now has way too many data centers. They’re all running out of various power and cooling issues. There is, therefore, an accelerated need to build new infrastructure to consolidate. That typically translates into new data centers with significant infrastructure build out. And we’ve already been seeing that over the last one to two years.
So I think this current economic environment actually represents opportunity for the kind of company and products that we have today. And there is, at this point, no change in our current outlook in terms of funnel and activities that we’re seeing is consistent with what we’ve been seeing over the last several quarters.

Unidentified Company Representative

Right back here.

Alan Weckel - Dell’Oro Group — Analyst
Hello, Alan Weckel from Dell’Oro Group. A quick question, why do you think the decision making is moving downstream from the CIO given budget tightening usually has the opposite affect? And also given that, how the SAN environment and the Ethernet environment and those tend to be different teams? Thanks.

Unidentified Company Representative
Because that’s what they call them.

Unidentified Company Representative
We just asked them. We just asked them to report the data today. We didn’t go into opinion.

Unidentified Company Representative
Let me answer that. So here’s an interesting dynamic. So CIOs typically do — have a say in what stuff gets purchased. But I think it’s very rare these days for a senior executive, CIO executives, to override the decisions made by the people who run the kind of networking infrastructure that runs core mission-critical applications. There is zero tolerance for risk, zero tolerance for disruption.
So it is extremely rare these days for — just because I golf with the CEO of a certain other company, I’m going to give them preference, because we’re pals. That doesn’t work these days. Because the kind of — especially in the current situation where risk, more risk around infrastructure change and choosing products that aren’t best in breed, is just not going to be feasible or viable.
So I don’t believe that that’s happening. Therefore the people that we at Brocade and I think Foundry traditionally focused their attention on and built relationships with. Which aren’t the lower level administrators, but it’s the people who run the IT operations of large corporations. They know us, they trust us. They’ve come to rely on our technology. And I don’t see that changing because of any shift in the decision making process within large corporations.

Alan Weckel - Dell’Oro Group — Analyst
I guess to follow-up on that, the decision making on a networking side often is a different team than on storage sides. So who do you think is going to win in that decision?

Unidentified Company Representative
Doesn’t matter.

Unidentified Company Representative
Doesn’t matter. I think one of the things that we’re doing from a — even from an integration planning perspective is we’re not jamming the sales forces together and presuming that data network person can sell data storage or vice versa. We recognize that there are different individuals even within the same company that they are selling the respective products to. And as that changes over time, we’ll adapt to that and that change is not going to be an absolute answer.
There will be some companies which there will be a particular org model that they’ll drive to and there’ll be others which there will be no change at all.

Unidentified Company Representative
Okay, there’s a question in the back first.

Unni Narayanan - Primary Global Research — Analyst
Unni Narayanan from Primary Global Research. As you speak to customers and they talk to you about the TCO metrics that they’re looking at when they make their purchase decision, is there any possibility, because you had alluded to the idea that the purchasers are kind of evolutionary. And they may not be doing things in one shot. Is there any possibility that they may not go for the most aggressive performance solution? And in that case, how does that affect their view of your products because they tend to be higher end especially with the 8-Gig?

Unidentified Company Representative
Let me start and you guys chime in. So one interesting factor of when you look at the publicly available information from Foundry and Brocade. It’s a very similar concept around TCO that I think is very applicable going forward. Both companies believe in consolidating products. Now for a few number of building blocks to improve efficiency, power and cooling, the amount of real estate we take up in data centers. The number of physical boxes needed to deliver the performance and the connectivity.
Those factors, I think, will continue to be extremely relevant to customers going forward, because it’s all about packing more power and more capability in a fewer number of building blocks, because of very practical issues around real estate and data centers, power and cooling issues and manageability, the need to manage fewer number of devices with a decreasing number of IT operators. So TCO has been at the heart of Brocade’s product development market and sales strategy for a long time.
I know from analysis of the Foundry model, they’ve had a very similar model. I think when you put the two things together. It will inevitably lead to more efficiencies and more advantages for Brocade as we look at future generations of technology where we take those two development philosophies, if you like, and TCO philosophies and expand them further.

Unidentified Company Representative
Yes, I just wanted to add, I wasn’t sure if your question was specifically related to the Fibre Channel world or the Ethernet world, or both. But in the Fibre Channel world, our 8-Gig solutions are the only ones that are compatible with 80% to 90% of the installed base, because they operated 8 and 4 and 2 and 1. And the compatibility requirements allow them to feather into an existing Brocade or McDATA installation without disruption. Our competitors don’t have that same value proposition. They’re response is much more disruptive.

Unni Narayanan - Primary Global Research — Analyst
(inaudible-microphone inaccessible).

TJ Grewal - Brocade Communications Systems, Inc — VIP, Business Development
They may or may not need to upgrade. But again, they’ll upgrade at their own time — on their own time. Many of them will add additional capacity, in terms of ports, whether they buy 4-Gig ports or 8-Gig ports, will be up to their particular installation and demands and so forth. But again, they can buy Brocade 8-Gig ports which would operate as 4 if they needed to or operate at 8 if they needed to as well, depending on what they’re connected to. So it’s kind of a no risk situation.

Unni Narayanan - Primary Global Research — Analyst
Right, okay, but the bottom line is they could choose to delay an upgrade because of — .

TJ Grewal - Brocade Communications Systems, Inc — VIP, Business Development

It’s difficult right? It’s stuff that you can delay and upgrade, but you can’t delay capacity constraints? So our belief is they’ll continue to consume ports. Some of those ports may be 4-Gig or 8-Gig or both, but the port consumption is what drives the revenue.

Unni Narayanan - Primary Global Research — Analyst
I understand.

TJ Grewal - Brocade Communications Systems, Inc — VIP, Business Development
Any other questions? We’ve got one right up there on the left — on my left.

Jayson Noland - Robert W. Baird & Company, Inc. — Analyst
Thank you, Jayson Noland with Baird. A question, Richard, on OpEx controls, OpEx containment. There’s a number of new initiatives that Brocade Foundry may pursue, whether it’s a brand campaign on Tom’s side, joint product development, how do you look at containing costs when there’s not a lot of cost synergy in the deal? And if you had to make tough decisions, are there areas of the portfolio either on Brocade’s side or Foundry’s sides that would be less strategic? Thank you.

Richard Deranleau - Brocade Communications Systems Inc. — CFO
A couple of things on that. So as we talked about a little bit earlier, we do expect there to be some level of R&D and sales and marketing synergies. There just always are. And we’re in the process of identifying those. Those synergies we are going to use to invest in those items you referred to. Opportunity to pursue some of these revenue potentials, opportunity to reinforce the brand messaging, or opportunity to double down our reinvest into the R&D product stream that we have going.
The second thing is if you look at the modeling, then we have made a conscious decision to take Foundry with its current capabilities and its current profitability profile and we have made an obvious decision to take some of that profit and take it into our model and deliver that to our bottom line, hence increasing our model.
But from an E to R perspective, we’re also taking some of that and using some of that profitability to invest in these other areas as we are an E to R driven company partly due to our models aren’t quite as tight as their E to R models. So therefore we get more investment in R&D, more investment in sales and marketing and still improve the long term model of the company.
Any other questions? Going — .

Unidentified Company Representative
Okay, stop, stop, lunch time right?

Richard Deranleau - Brocade Communications Systems Inc. — CFO
Well, so, those of you on the webcast, I thank you for attending. Those of you in the room are invited to join us for some lunch next door. Or if you want to continue asking questions, the management team will be there. So actually ask you to join us next door. Thanks.
Additional Information
In connection with the proposed acquisition of Foundry, on August 26, 2008, Brocade filed a Registration Statement on Form S-4 that includes a proxy statement/prospectus for Foundry stockholders in connection with the transaction. Investors and security holders are urged to read the Registration Statement on Form S-4 and the related proxy/prospectus because they contain important information about the proposed transaction.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at http://www.sec.gov and by contacting Brocade Investor Relations at (408) 333-6758 or Foundry Investor Relations at (408) 207-1399. Investors and security holders may obtain free copies of the documents filed with the SEC on Brocade’s website at http://www.brcd.com or Foundry’s website at http://www.foundrynet.com/company/ir/ or the SEC’s website at http://www.sec.gov.

Foundry and its directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Foundry in connection with the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction is included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Foundry is also included in Foundry’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2008.